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Exhibit 99.3

  MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto and other financial information contained in the Management Discussion and Analysis have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the management of Kinross Gold Corporation. The financial information presented elsewhere in the Management Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management's responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company's assets are safeguarded, transactions are executed and recorded in accordance with management's authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management's performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the independent registered chartered accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States).

/s/ TYE W. BURT	/s/ THOMAS M. BOEHLERT
Tye W. Burt	Thomas M. Boehlert
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Toronto, Canada
February 17, 2010

KINROSS Annual Report    80

  REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

  To the Shareholders of Kinross Gold Corporation

We have audited the consolidated balance sheets of Kinross Gold Corporation ("the Company") as at December 31, 2009 and December 31, 2008 and the consolidated statements of operations, cash flows, common shareholders' equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and December 31, 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants

Toronto, Canada
February 17, 2010

KINROSS Annual Report 2009    81

  CONSOLIDATED BALANCE SHEETS
  As at December 31,

(expressed in millions of United States dollars, except share amounts)		2009	2008

Assets
Current assets
Cash, cash equivalents and short-term investments	Note 5	$632.4	$525.1
Restricted cash		24.3	12.4
Accounts receivable and other assets	Note 5	135.5	126.5
Inventories	Note 5	554.4	437.1
Unrealized fair value of derivative assets	Note 8	44.3	23.8

		1,390.9	1,124.9
Property, plant and equipment	Note 5	4,989.9	4,748.0
Goodwill	Note 5	1,179.9	1,181.9
Long-term investments	Note 5	292.2	185.9
Future income and mining taxes	Note 15	–	33.9
Unrealized fair value of derivative assets	Note 8	1.9	8.7
Deferred charges and other long-term assets	Note 5	158.4	104.2

		$8,013.2	$7,387.5

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 5	$312.9	$246.3
Current portion of long-term debt	Note 9	177.0	167.1
Current portion of reclamation and remediation obligations	Note 10	17.1	10.0
Current portion of unrealized fair value of derivative liabilities	Note 8	131.0	128.1

		638.0	551.5
Long-term debt	Note 9	515.2	783.8
Other long-term liabilities	Note 5	543.0	586.6
Future income and mining taxes	Note 15	624.6	622.3

		2,320.8	2,544.2

Non-controlling interest		132.9	56.3

Convertible preferred shares of subsidiary company		–	10.1

Common shareholders' equity
Common share capital and common share purchase warrants	Note 12	6,448.1	5,873.0
Contributed surplus		169.6	168.5
Accumulated deficit		(838.1)	(1,100.2)
Accumulated other comprehensive loss	Note 6	(220.1)	(164.4)

		5,559.5	4,776.9

Contingencies	Note 19
Subsequent events	Notes 8, 12, 20

		$8,013.2	$7,387.5

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		696,027,270	659,438,293

Signed on behalf of the Board:

John A. Brough Director	John M.H. Huxley Director

The accompanying notes are an integral part of these consolidated financial statements

KINROSS Annual Report    82

  CONSOLIDATED STATEMENTS OF OPERATIONS
  For the years ended December 31,

(expressed in millions of United States dollars, except per share and share amounts)		2009	2008	2007

Revenue
Metal sales		$2,412.1	$1,617.0	$1,093.0
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)		1,047.1	768.8	580.3
Accretion and reclamation expense		19.3	24.7	10.9
Depreciation, depletion and amortization		447.3	273.8	129.3

		898.4	549.7	372.5
Other operating costs		62.3	7.4	28.7
Exploration and business development		72.5	59.0	47.3
General and administrative		117.7	100.8	69.6
Impairment charges: goodwill	Note 5	–	994.1	–

Operating earnings (loss)		645.9	(611.6)	226.9
Other income (expense) – net	Note 5	(74.3)	(42.7)	189.6

Earnings (loss) before taxes and other items		571.6	(654.3)	416.5
Income and mining taxes expense – net	Note 15	(150.8)	(101.1)	(73.8)
Equity in losses of associated companies		(8.6)	(8.7)	(11.1)
Non-controlling interest		(102.3)	(42.3)	3.2
Dividends on convertible preferred shares of subsidiary		–	(0.8)	(0.8)

Net earnings (loss)		$309.9	$(807.2)	$334.0

Earnings (loss) per share
Basic		$0.45	$(1.28)	$0.60
Diluted		$0.44	$(1.28)	$0.59
Weighted average number of common shares outstanding (millions)	Note 14
Basic		691.5	628.6	557.4
Diluted		696.5	628.6	566.1

The accompanying notes are an integral part of these consolidated financial statements

KINROSS Annual Report 2009    83

  CONSOLIDATED STATEMENTS OF CASH FLOWS
  For the years ended December 31,

(expressed in millions of United States dollars)		2009	2008	2007

Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)		$309.9	$(807.2)	$334.0
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization		447.3	273.8	129.3
Accretion and reclamation expenses	Note 10	19.3	24.7	10.9
Accretion of convertible debt and deferred financing costs		17.1	15.4	–
Impairment charges:
Goodwill		–	994.1	–
Investments and other assets		–	83.9	1.3
Gain on disposal of assets and investments – net	Note 4 and 5 (xii)	(16.2)	(30.2)	(184.6)
Equity in losses of associated companies	Note 5 (xiii)	8.6	8.7	11.1
Non-hedge derivative gains – net		(2.9)	(41.6)	(30.2)
Future income and mining taxes	Note 15	(27.9)	27.9	26.4
Non-controlling interest		102.3	42.3	(3.2)
Stock-based compensation expense	Note 13	29.0	21.6	13.0
Foreign exchange (gains) losses and Other		50.7	21.2	5.5
Brazilian tax settlement	Note 19	(71.0)	–	–
Changes in operating assets and liabilities:
Accounts receivable and other assets		(14.9)	(33.7)	(6.5)
Inventories		(115.1)	(145.4)	(10.6)
Accounts payable and other liabilities		49.4	(11.9)	44.8

Cash flow provided from operating activities		785.6	443.6	341.2

Investing:
Additions to property, plant and equipment		(481.2)	(714.7)	(601.1)
Asset purchases – net of cash acquired	Note 4	(41.7)	21.2	2.4
Proceeds from the sale of long-term investments and other assets		6.7	37.3	61.8
Additions to long-term investments and other assets		(178.1)	(168.9)	(28.9)
Proceeds from the sale of property, plant and equipment		0.9	–	232.9
Additions to short-term investments		(0.5)	(24.6)	(9.9)
Increase (Decrease) in restricted cash		(11.9)	(10.0)	6.4
Other		(45.7)	3.5	0.4

Cash flow used in investing activities		(751.5)	(856.2)	(336.0)

Financing:
Issuance of common shares	Note 12	396.4	–	–
Issuance of common shares on exercise of options and warrants		25.1	31.7	216.2
Proceeds from issuance of debt		77.7	123.2	287.7
Proceeds from issuance of convertible debentures		–	449.9	–
Debt issuance costs		–	(1.6)	–
Repayment of debt		(325.9)	(123.5)	(88.4)
Dividends paid to common shareholders		(62.4)	(51.5)	(5.6)
Dividends paid to non-controlling shareholder		(25.8)	–	–
Settlement of derivative instruments		(19.4)	(23.2)	(30.5)
Other		(2.4)	(29.3)	–

Cash flow provided from financing activities		63.3	375.7	379.4

Effect of exchange rate changes on cash		9.4	(23.8)	12.6

Increase (decrease) in cash and cash equivalents		106.8	(60.7)	397.2
Cash and cash equivalents, beginning of year		490.6	551.3	154.1

Cash and cash equivalents, end of year		$597.4	$490.6	$551.3

Short-term investments		$35.0	$34.5	$9.9

Cash, cash equivalents and short-term investments		$632.4	$525.1	$561.2

The accompanying notes are an integral part of these consolidated financial statements

KINROSS Annual Report    84

  CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
  For the year ended December 31,

(expressed in millions of United States dollars)		2009	2008	2007

Common share capital and common share purchase warrants
Balance beginning of year		$5,873.0	$5,123.6	$2,001.7
Shares issued on equity offering		396.4	–	–
Shares issued on acquisition of Lobo Marte		102.9	–	–
Shares issued on acquisition of Bema		–	–	2,642.1
Shares issued on acquisition of Aurelian		–	639.7	–
Warrants issued on acquisition of Bema		–	–	141.9
Warrants issued on acquisition of Aurelian		–	56.0	–
Equity portion of convertible notes acquired on acquisition of Bema		–	–	23.7
Shares issued (cancelled) on acquisition of Crown		–	–	(0.4)
Common shares issued for employee share purchase plan		4.4	3.4	2.7
Transfer from contributed surplus of expired warrants		–	–	(0.3)
Transfer from contributed surplus of exercise of options and restricted shares		24.2	18.6	38.1
Options and warrants exercised, including cash		47.2	31.7	216.2
Conversion of convertible notes		–	–	57.9
Conversion of redeemable retractable preferred shares		–	–	–

Balance at the end of the year		$6,448.1	$5,873.0	$5,123.6

Contributed surplus
Balance beginning of year		$168.5	$65.4	$54.6
Equity portion of convertible notes		–	76.6	–
Stock-based compensation		25.3	19.2	10.3
Bema options exercised		(0.1)	–	37.9
Aurelian options exercised		(7.6)	25.9	–
Transfer of fair value of expired warrants and options		–	–	0.3
Transfer of fair value of exercised options and restricted shares		(16.5)	(18.6)	(38.1)
Transfer from common share capital of fair value of cancelled shares		–	–	0.4

Balance at the end of the year		$169.6	$168.5	$65.4

Accumulated deficit
Balance beginning of year		$(1,100.2)	$(253.1)	$(587.1)
Adoption of new accounting policy	Note 3	14.6	11.0	–
Dividends Paid		(62.4)	(50.9)	–
Net earnings		309.9	(807.2)	334.0

Balance at the end of the year		$(838.1)	$(1,100.2)	$(253.1)

Accumulated other comprehensive income (loss)
Balance beginning of year		$(164.4)	$(98.1)	$(1.2)
Adoption of new accounting policy	Note 3	1.6	–	–
Unrealized gains on long-term investments, net of tax		–	–	19.9

Adjusted balance, beginning of year		$(162.8)	$(98.1)	$18.7
Other comprehensive loss		(57.3)	(66.3)	(116.8)

Balance at the end of the year		$(220.1)	$(164.4)	$(98.1)

Total accumulated deficit and accumulated other comprehensive income (loss)		$(1,058.2)	$(1,264.6)	$(351.2)

Total common shareholders' equity		$5,559.5	$4,776.9	$4,837.8

The accompanying notes are an integral part of these consolidated financial statements

KINROSS Annual Report 2009    85

  CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
  For the years ended December 31,

(expressed in millions of United States dollars)		2009	2008	2007

Net earnings (loss)		$309.9	$(807.2)	$334.0

Other comprehensive income (loss), net of tax:	Note 6
Change in fair value of investments (a)		42.2	(72.0)	20.0
Reclassification to earnings for impairment charges		–	47.0	–
Accumulated OCI related to investments sold (b)		3.2	–	(15.3)
Change in fair value of derivative financial instruments designated as cash low hedges (c)		(135.5)	(80.3)	(107.3)
Accumulated OCI related to derivatives settled (d)		32.8	39.0	(14.2)

		(57.3)	(66.3)	(116.8)

Total comprehensive income (loss)		$252.6	$(873.5)	$217.2

(a)
Net of tax of $4.0 million (2008 – ($2.1), 2007 – $2.1)

(b)
Net of tax of $nil (2008 – $nil, 2007 – $nil)

(c)
Net of tax of $20.0 million (2008 – $13.2, 2007 – $4.1)

(d)
Net of tax of $8.5 million (2008 – $3.1, 2007 – $1.7)

The accompanying notes are an integral part of these consolidated financial statements

KINROSS Annual Report    86

  NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
  For the years ended December 31, 2009, 2008 and 2007

  (in millions of United States dollars)

  1. Description of business and nature of operations

Kinross Gold Corporation (individually and collectively with its subsidiaries, as applicable, "Kinross" or the "Company") is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in the United States, the Russian Federation, Brazil, Ecuador, and Chile. There were also gold production and exploration activities in Canada, up until December 21, 2007 when the Porcupine Joint Venture ("PJV") and Musselwhite Joint Venture ("Musselwhite") were sold to Goldcorp in an asset swap transaction. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.

The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold and silver produced and sold, the market prices of gold and silver, operating costs, interest rates, environmental costs and the level of exploration activity and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, interest rates, political risk and varying levels of taxation. Kinross seeks to manage the risks associated with its business, however, many of the factors affecting these risks are beyond the Company's control.

Subsequent events and transactions for potential recognition or disclosure in the financial statements have been evaluated through February 17, 2010, the date that the financial statements were issued.

Certain comparative figures for 2008 and 2007 have been reclassified to conform to the 2009 financial statement presentation.

  2. Summary of significant accounting policies

The consolidated financial statements of Kinross have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP") using the following significant accounting policies, and are expressed in United States dollars.

KINROSS Annual Report 2009    87

  Accounting policies

  i.  Basis of presentation and principles of consolidation

  The consolidated financial statements include the accounts of the Company and all its subsidiaries and investments. The Company's significant mining properties are listed below:

		As at December 31,
	Location	2009	2008	2007

Through majority owned subsidiaries (Consolidated)
Fort Knox	USA	100%	100%	100%
Paracatu	Brazil	100%	100%	100%
Maricunga (a)	Chile	100%	100%	100%
La Coipa (b)	Chile	100%	100%	100%
Kettle River	USA	100%	100%	100%
Julietta (c)	Russian Federation	–	–	90%
Kupol (c)	Russian Federation	75%	75%	75%
Lobo-Marte (d)	Chile	100%	40%	–
Fruta del Norte	Ecuador	100%	–	–

As interests in unincorporated joint ventures (Proportionately consolidated)
Round Mountain	USA	50%	50%	50%
Porcupine (b)	Canada	–	–	–
Musselwhite (b)	Canada	–	–	–

As interests in incorporated joint ventures (Proportionately consolidated)
Cerro Casale (e)(f)	Chile	50%	49%	49%
Crixás	Brazil	50%	50%	50%

  (a)
  On February 27, 2007, the additional 50% interest was acquired as a result of the Bema Gold Corporation ("Bema") acquisition.

  (b)
  On December 21, 2007, the additional 50% interest in La Coipa was acquired and Kinross' interest in the PJV and Musselwhite was sold as a result of the asset swap with Goldcorp Inc. ("Goldcorp").

  (c)
  Interests in Julietta and Kupol were acquired with the acquisition of Bema on February 27, 2007. Julietta was sold on August 16, 2008.

  (d)
  A 40% interest in Lobo-Marte was acquired on December 16, 2008. The remaining 60% interest was acquired on January 7, 2009.

  (e)
  A 49% interest in Cerro Casale was acquired with the acquisition of Bema on February 27, 2007. An additional 1% interest was acquired during 2009.

  (f)
  Subsequent to year-end (see note 20), Cerro Casale will be accounted for using the equity method.

  ii.  Use of estimates

  The preparation of the Company's consolidated financial statements in conformity with CDN GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and

KINROSS Annual Report    88

  the reported amounts of revenues and expenses during the reporting period. Changes in estimates of useful lives are accounted for prospectively from the date of change. Actual results could differ from these estimates. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to, property, plant and equipment, mineral interests, inventories, financial instruments, goodwill, long-term investments, reclamation and remediation obligations, and the provision for income and mining taxes.

  iii.  Functional and reporting currency

  The functional currency of the Company and its subsidiaries is the United States dollar. The Company and its subsidiaries and joint ventures operate in the United States, the Russian Federation, Brazil, Ecuador and Chile.

  Monetary assets and liabilities of the Company's operations denominated in currencies other than the United States dollar are translated into U.S. dollars at the rates of exchange at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at average exchange rates throughout the reporting period, with the exception of depreciation, depletion and amortization and the expense related to equity settled stock-based compensation which are translated at historical exchange rates. Gains and losses on translation of foreign currencies are included in earnings.

  The cumulative translation adjustments included in Accumulated other comprehensive income ("AOCI") relate to unrealized translation gains and losses on the Company's net investment in self-sustaining operations, including equity-accounted investees that are translated using the current rate method. The exchange gains and losses will become realized in earnings upon the substantial disposition, liquidation or closure of the investment that gave rise to such amounts.

  iv.  Cash and cash equivalents

  Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition.

  v.  Short-term investments

  Short-term investments include short-term money market instruments with terms to maturity at the date of acquisition of between three and twelve months. The carrying value of short-term investments is equal to cost and accrued interest.

  vi.  Long-term investments including Working Interests, Impairment of Investments and Other Assets

  Long-term investments in equity securities consist of investments that are accounted for using the equity method and investments that are designated as available-for-sale. If the Company can exert significant influence over an investee company, the investment in the investee company is accounted for using the equity method. Available for sale investments are measured at fair value with changes in fair value recorded in Other comprehensive income ("OCI") until such gains and losses are realized or an other-than-temporary impairment is determined to have occurred. The Company periodically reviews the carrying value of its investments. When a decline in the value of an investment is considered to be other-than-temporary, the investment is written down to net realizable value with a charge to other income (expense).

KINROSS Annual Report 2009    89

  Earnings from Working Interests are accounted for based on Kinross' pro-rata share of earnings in the underlying entity. The cost of the Working Interest plus any funding contributions made, less any cash distributions received in excess of Kinross' share of post acquisition earnings are amortized on a units of production basis corresponding to the Proven and Probable Reserves of the underlying entity Kinross has invested in. Changes in the investment in Working Interests include changes as a result of Kinross' pro-rata share of net income or loss and are accounted for in the statement of operations as earnings from Working Interests within Other Income. Cash received from the Working Interest is accounted for as a reduction, while funding contributions into the Working Interest are accounted for as an increase in the carrying value of the working interest on the balance sheet.

  vii.  Inventories

  Inventories consist of metal in circuit ore, metal in-process and finished metal are valued at the lower of cost or net realizable value ("NRV"). NRV is calculated as the difference between the estimated future gold prices based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form.

  Metal in circuit is comprised of ore in stockpiles and ore on heap leach pads. Ore in stockpiles is coarse ore that has been extracted from the mine and is available for further processing. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pads as ounces are recovered, based on the average cost per recoverable ounce of gold on the leach pad. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.

  In-process inventories represent materials that are in the process of being converted to a saleable product.

  The quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing), however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to NRV are accounted for on a prospective basis. The ultimate recovery of gold from a leach pad will not be known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold contained in ore on leach pads is to be recovered over a period exceeding twelve months, that portion is classified as long-term.

  Finished metal inventories, comprised of gold and silver doré and bullion, are valued at the lower of the previous three month average production cost and NRV whereby the average does not exceed three month production costs. Average production cost represents the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs and associated royalties.

  In-process and finished metal inventories are measured by taking a trailing average cost of production for a period of no longer than the previous three months.

  Materials and supplies are valued at the lower of average cost and NRV.

  Write-downs of inventory resulting from NRV or net replacement impairments are reported in current period costs. The Company reverses write-downs in the event that there is a subsequent increase in NRV.

KINROSS Annual Report    90

  In 2007, prior to the adoption of CICA Handbook Section 3031 (see note 3 for additional details), the Company valued materials and supplies at the lower of cost and replacement cost. In addition, the Company did not reverse write-downs in the event of subsequent increases in NRV of inventory previously written down.

  viii.  Property, plant and equipment and Impairment of property, plant and equipment

  New facilities, plant and equipment are recorded at cost and carried net of depreciation. Mobile and other equipment are depreciated, net of residual value, using the straight-line method, over the estimated productive life of the asset. Productive lives for mobile and other equipment range from 2 to 25 years, but do not exceed the related estimated mine life based on Proven and Probable Reserves. Plant and other facilities, used in carrying out the mine operating plan, are depreciated using the units-of-production ("UOP") method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated Proven and Probable Reserves. Repairs and maintenance expenditures are expensed as incurred. Expenditures that extend the useful lives of existing facilities or equipment are capitalized and depreciated over the remaining useful life of the related asset.

  Exploration costs are incurred in gathering the information necessary to determine whether a particular property can become a commercially viable operating mine and include to determine whether a property adjacent to a property with Proven and Probable Reserves has Proven and Probable Reserves, whether Inferred Resources can be classified as Measured and Indicated Resources, or whether Measured and Indicated Resources can be converted to Proven and Probable Reserves. These costs are expensed as incurred. When it has been determined than an exploration property can be economically developed as a result of establishing Proven and Probable Reserves, costs incurred prospectively to develop the property and place it into commercial production are classified as development costs and capitalized as they are incurred until the asset is ready for its intended use.

  Costs incurred in a pit expansion are capitalized and amortized using the UOP method based on recoverable ounces to be mined from estimated Proven and Probable Reserves contained in the pit expansion.

  Production stage mineral interests are depleted over the life of mine using the UOP method based on recoverable ounces to be mined from estimated Proven and Probable Reserves.

  Costs to acquire mineral properties are capitalized and represent the property's fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.

  Interest expense attributable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

  The expected useful lives used in depletion calculations are determined based on the facts and circumstances associated with the mineral interest. The Company evaluates the Proven and Probable Reserves at least on an annual basis and adjusts the UOP calculation upon which depletion is based, to correspond with the reserves as necessary. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

  Kinross reviews and evaluates the carrying value of its operating mines, development and exploration properties for impairment whenever events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable.

  Whenever the total estimated future cash flows on an undiscounted basis of a property is less than the carrying amount of the property, an impairment loss is measured and recorded based on fair values. Future cash flows are

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  based on estimated future recoverable mine production, sales prices, production levels and costs, capital requirements and reclamation and remediation obligations, which are all based on detailed engineering life of mine plans. Future recoverable mine production is determined from Proven and Probable Reserves and Measured, Indicated and Inferred Mineral Resources, net of losses during ore processing and treatment. Cash flow estimates of recoverable production are risk-adjusted to reflect relative geological uncertainty, with Proven and Probable Reserves and Measured and Indicated Resources assigned a lower discount rate and Inferred Resources assigned a higher discount rate. All long-lived assets at a particular operation are combined for purposes of estimating future cash flows.

  Exploration properties are assessed for impairment by comparing the carrying value against the fair value. Fair value may be determined based on values of recent transactions involving sales of similar properties or through a discounted cash flow analysis based on a life-of-mine plan.

  ix.  Goodwill and goodwill impairment

  Business acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase price over such fair value recorded as goodwill. Goodwill is assigned to the reporting units and is not amortized.

  Included in the fair value of property, plant and equipment and mineral properties is Value beyond Proven and Probable Reserves ("VBPP") resulting from Kinross' acquisitions. The concept of VBPP is described in FASB Emerging Issues Task Force ("EITF") Issue No. 04-3, "Mining Assets: Impairment and Business Combinations," and the Emerging Issues Committee abstract "EIC – 152 – Mining assets – Impairment and Business Combinations" and has been interpreted differently by different mining companies. Kinross' acquisition adjustments to property, plant and equipment include VBPP attributable to mineralized material, which includes Measured and Indicated amounts that the Company believes could be brought into production, and Inferred Resources. In addition, as part of a business acquisition, the Company may acquire land with mineral rights ("exploration properties"), which is the area adjacent and contiguous to existing mines or properties containing reserves, resources or without any identified exploration targets. The exploration properties are valued based on prices paid for similar types of properties in market transactions.

  Goodwill is attributed to the following factors:

  •
  Expected additional value ("EAV") from identified exploration targets at the reporting unit is calculated based on management's estimates of the ounces at such targets, based on the specific geological attributes of the mineral property and based on prices in market transactions involving properties with similar exploration targets;

  •
  The optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional, higher-cost reserves and to intensify efforts to develop the more promising acquired properties and reduce efforts at developing the less promising acquired properties in the future. This optionality may result from changes in the overall economics of an individual mine or a portfolio of mines, largely driven by changes in the gold price; and

  •
  The going concern value of the Company's capacity to replace and augment reserves through completely new discoveries whose value is not reflected in any of the other valuations.

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  The value associated with EAV is assigned to reporting units at the date of acquisition. Residual goodwill represented by optionality and going-concern value as described above, is also assigned to reporting units at the date of acquisition. However, the Company assigns residual goodwill to reporting units using a relative fair value methodology.

  The Company evaluates the carrying amount of goodwill allocated to reporting units on an annual basis and at any other time if events or changes in circumstances indicate that the fair value of a reporting unit may have been impaired. The Company compares the estimated fair value of reporting units to which goodwill was allocated to the carrying amounts. If the carrying value of a reporting unit were to exceed its estimated fair value, the Company would compare the implied fair value of the reporting unit's goodwill to its carrying amount. Any excess of the carrying value over the fair value is charged to earnings.

  In testing goodwill for impairment, the Company compares the estimated fair value of reporting units to which goodwill was allocated to the carrying amounts. Fair value of the reporting unit for the purposes of impairment testing, is comprised of the following:

  •
  Discounted nominal cash flows of reserves and resources, which includes estimates for capital expenditures.

  •
  Fair value of exploration properties based on market comparable data.

  •
  EAV at the impairment testing date.

  Discounted nominal cash flows are estimated based on the Company's life-of-mine plans and include the following estimates and assumptions:

  •
  estimated future recoverable mine production based on Proven and Probable Reserves, Measured, Indicated and Inferred Resources, metal grades and processing and recovery rates;

  •
  metal prices, foreign exchange, inflation, tax rates and operating and abandonment costs, and

  •
  Capital expenditures, which are all based on life-of-mine plans representing the budgets and long-term business plans for each reporting unit.

  The fair value arrived at as described above, is the Company's estimate of fair value for accounting purposes and is not a "preliminary assessment" as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

  The use of estimates and assumptions is subjective and therefore it is possible that actual future cash flows may differ significantly from projected future results prepared using numerous estimates and assumptions. Each of the estimates and assumptions noted above are subject to significant risks and uncertainties.

  In applying the Company's accounting policy at impairment testing dates, no value is computed or attributed for the optionality and the going concern value, which are contributors to goodwill at the time that the reporting units were acquired. Under the Company's accounting policy these amounts are considered to exist at the corporate level and cannot be attributed to individual reporting units or individual mines. By not attributing any value to the optionality and going-concern value at the individual mines an impairment of acquired goodwill, with all other assumptions including gold price and reserves remaining constant, is likely to occur at the time of the first impairment test after acquisition. Positive changes in valuation inputs such as the gold price and reserves in the period prior to the impairment test could moderate or eliminate any impairment.

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  x.  Financial Instruments and hedging activity

  Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available for sale", "held-to-maturity", "loans and receivables", or "other financial liabilities" as defined by the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3855 Financial Instruments – Recognition and Measurement ("Section 3855").

  Financial assets and financial liabilities "held-for-trading" are measured at fair value with changes in those fair values recognized in net earnings. Financial assets "available for sale" are measured at fair value, with changes in those fair values recognized in OCI except for other-than-temporary impairment which is recorded as a charge to Other income (expense). Financial assets "held-to-maturity", "loans and receivables" and "other financial liabilities" are measured at amortized cost using the effective interest method of amortization.

  Cash and cash equivalents, restricted cash, short-term investments and marketable securities are designated as "held for trading" and are measured at fair value. Trade receivables, taxes recoverable and other assets are designated as "loans and receivables". Long-term investments in equity securities, where the company cannot exert significant influence, are designated as "available-for sale". Accounts payable and accrued liabilities and long-term debt are designated as "other financial liabilities". The Company's policy is to record financial assets and liabilities net of transaction costs.

  Derivative assets and liabilities include derivative financial instruments that do not qualify as hedges, or are not designated as hedges and are classified as "held-for-trading".

  The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking the hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged. At the time of inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. The effective portion of changes in the fair value of derivatives designated as cash flow hedges is recorded in OCI, net of tax, until earnings are affected by the hedged item, with any ineffective portion being included immediately in net earnings.

  Derivative contracts that have been designated as cash flow hedges have been entered into in order to effectively establish prices for future production of metals, to hedge exposure to exchange rate fluctuations of foreign currency denominated settlement of capital and operating expenditures, to establish prices for future purchases of energy or to hedge exposure to interest rate fluctuations. Unrealized gains or losses on these contracts remain in OCI and are included in earnings when the underlying hedged transaction, identified at the contract inception, is completed. The Company has made the policy choice to match the realized gains or losses on contracts designated as cash flow hedges with the hedged expenditures at the maturity of the contracts.

  Realized and unrealized gains or losses associated with designated cash flow hedges which have been terminated or cease to be effective prior to maturity, remain in OCI and are included in earnings in the period in which the underlying hedged transaction is recognized.

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  For hedges that do not qualify for hedge accounting, gains or losses are recorded in income in the current period. Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized in current earnings.

  The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts.

  In the event that financial instruments that qualified for hedge accounting no longer qualify for hedge accounting, any gains or losses recorded in OCI up until the time the hedge did not qualify for hedge accounting, remain in OCI. Amounts in OCI are recorded in income in the period in which the hedge is settled. Gains or losses subsequent to the hedge not qualifying for hedge accounting are included in earnings in the current period.

  xi.  Stock-based incentive and compensation plans

  The Company's stock-based incentive and compensation plans are comprised of the following plans.

  Employee Share Purchase Plan ("ESPP"): The Company's contribution to the ESPP is recorded as compensation expense on a payroll cycle basis as the employer's obligation to contribute is incurred. The cost of the common shares issued under the ESPP is based on the average of the last twenty trading sessions prior to the end of the quarter.

  Restricted Share Unit Plan: Restricted share units ("RSU") are only settled in equity and are valued using the market value of the underlying stock at the grant date. The Company's compensation expense is recognized on a straight-line basis over the vesting period. Adjustments to compensation expense for employment vesting requirements are accounted for in the period when they occur. On exercise of RSUs, the shares are issued from treasury.

  Deferred Share Unit Plan: Deferred share units are settled in cash and accounted for as a liability as of the grant date based on the market value at the grant date. The value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period.

  Stock Option Plan: The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized on a straight-line basis over the stock option vesting period. Adjustments to compensation expense due to not meeting employment vesting requirements are accounted for based on an estimated forfeiture rate and adjusted to actual on an annual basis.

  xii.  Revenue recognition

  Metal sales includes sales of refined gold and silver, which are generally delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices. Metal sales revenue is recognized when the sales price is fixed, title has passed to the customer, and collectability is reasonably assured.

  xiii.  Reclamation and remediation obligations

  The Company records a liability and corresponding asset for estimated costs for future site reclamation and closure. The estimated present value of the asset retirement obligations are reassessed on an annual basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in

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  legal or regulatory requirements, the extent of environmental remediation required or methods of reclamation or cost estimates. The present value of the estimated costs of these changes are recorded in the period in which the change is identified and quantified. Changes to asset retirement obligations related to operating mines are recorded with an offsetting change to the related asset. For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings. The present value is determined using the Company's credit adjusted risk free interest rate.

  xiv.  Income and mining taxes

  The Company uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward. In a business acquisition, the cost of the acquisition is allocated to the assets and liabilities acquired by reference to their fair values at the date of acquisition. Temporary differences that exist between the assigned values and the tax bases of the related assets and liabilities, result in either future income tax liabilities or assets. These future income tax assets and liabilities are treated as identifiable assets and liabilities when allocating the cost of the purchase and are considered monetary items.

  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset, a valuation allowance, is recorded against any future tax asset if it is not likely to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.

  xv.  Earnings (loss) per share

  Earnings (loss) per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings (loss) per share is calculated using the treasury method, except the if-converted method is used in assessing the dilution impact of convertible debentures and preferred shares. The treasury method assumes that outstanding stock options, warrants and restricted share units with an average exercise price below market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The if-converted method assumes that all debentures and preferred shares have been converted in determining fully diluted EPS.

  3. Accounting changes and recent pronouncements

  Accounting changes

  (i)
  In May 2007, the CICA issued Section 3031 "Inventories" ("Section 3031") that superseded Handbook Section 3030 to converge Canadian standards with IAS 2, Inventories. This standard requires: that inventories be measured at the lower of cost and net realizable value; that the allocation of overhead be based on normal capacity; the use of the specific cost method for inventories that are not normally interchangeable or goods and services produced for specific purposes; the use of a consistent cost formula for inventory of a similar nature and use; and the reversal of previous write-downs of inventory to net realizable value, when there is a

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    subsequent increase in the value of inventories. Disclosure requirements include the Company's policies, carrying amounts, amounts recognized as an expense, write-downs and subsequent reversal of write-downs. The Company adopted this standard commencing in the 2008 fiscal year and upon adoption, the opening accumulated deficit decreased by $11.0 million, net of tax of $3.4 million primarily due to an adjustment of the carrying value of certain long-term stockpiles to cost as at January 1, 2008.

  (ii)
  In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets" ("Section 3064") which replaces Section 3062, "Goodwill and Other Intangible Assets." Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets for profit-oriented enterprises. This standard was effective for the Company on January 1, 2009. Adoption of this standard had no impact on the Company's financial statements.

  (iii)
  In January 2009, the Emerging Issues Committee issued EIC-173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities" ("EIC-173"). The Committee concluded that an entity's credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments.

    Prior to the implementation of EIC-173, the Company had considered the impact of credit risk on a qualitative basis only. As a result of adopting EIC-173 as at January 1, 2009, the Company quantified the impact of credit risk when calculating the fair value of financial assets and liabilities, including derivatives and the impact was as follows:

      •
      An increase in the current portion of Unrealized fair value of derivative assets of $0.1 million;

      •
      An increase in the long-term portion of Unrealized fair value of derivative assets of $0.6 million;

      •
      An increase in Future income tax assets of $0.4 million;

      •
      A decrease in the current portion of Unrealized fair value of derivative liabilities of $2.1 million;

      •
      A decrease in the long-term portion of Unrealized fair value of derivative liabilities of $13.0 million;

      •
      An increase in opening Retained earnings of $14.6 million; and

      •
      An increase in OCI of $1.6 million.

  (iv)
  In March 2009, the Emerging Issues Committee issued EIC-174, "Mining Exploration Costs", which provides guidance on the capitalization of exploration costs related to mining properties and the impairment review of such capitalized exploration costs. This EIC was effective for the Company on January 1, 2009. The application of this EIC did not have an effect on the Company's financial statements.

  (v)
  In May 2009, the CICA amended Section 3862, "Financial Instruments – Disclosures" ("Section 3862"), which requires additional disclosure of fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements (Level 1, Level 2 and Level 3 inputs as defined in the standard). The amendments are applicable for years ending after September 30, 2009 and are harmonized with disclosures currently required under US GAAP.

  (vi)
  In August 2009, the CICA issued certain amendments to Section 3251, "Equity". The amendments apply to entities that have adopted Section 1602, "Non-controlling interests". The amendments require separate presentation on the statements of operations and comprehensive income of income attributable to owners of

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    the Company and those attributable to non-controlling interests. The amendments also require that non-controlling interests be presented separately as a component of equity. As the Company has not adopted section 1602, which is not mandatory until the year beginning January 1, 2011, the amendments are not applicable to the Company in the interim and there is no impact to the financial statements for the period ended December 31, 2009.

  Recent pronouncements

  (i)
  In 2008, the CICA issued Handbook Section 1582, "Business Combinations" ("Section 1582"), which is effective for business combinations with an acquisition date on or after January 1, 2011. The standard requires the additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure. The impact of Section 1582 is expected to have a material impact on how prospective business combinations are accounted for. Additionally, as part of the application of Section 1582, companies will be required to adopt CICA Handbook Section 1601 "Consolidated Financial Statements" and 1602 "Non-controlling interests". These sections will require that non-controlling interest be presented as part of shareholders' equity on the balance sheet and the controlling parent to present 100 percent of the subsidiary's results in the statement of operations with an allocation between controlling and non-controlling interest. The standards are effective as of January 1, 2011, with early adoption permitted.

  (ii)
  The Canadian Accounting Standards Board has confirmed January 1, 2011 as the date that International Financial Reporting Standards ("IFRS") will replace Canadian GAAP for publicly accountable enterprises. As a result, Kinross will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS. Adoption of IFRS as Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact our reported financial position and results of operations.

  4. Acquisitions and divestitures

  i.  Investment in Harry Winston Diamond Corporation and Diavik Diamond mine

  On March 31, 2009, Kinross completed the acquisition of 15.2 million shares of Harry Winston Diamond Corporation ("Harry Winston") at a subscription price of $3.00 per share for a total subscription price of $45.6 million. Pursuant to the closing of the transaction Kinross obtained a seat on the Board of Directors of Harry Winston. Additionally, on the same date Kinross acquired a 22.5% interest in the limited partnership that holds Harry Winston's 40% interest in the Diavik Diamond Mine, (a 9% indirect interest in the mine), for a gross subscription price of $125.1 million, inclusive of working capital adjustments which were finalized during the second quarter. The investment in Harry Winston was accounted for as an equity investment, whereas the acquisition of the partnership interest was accounted for as an acquisition of a Working Interest. Kinross incurred approximately $3 million in transaction costs on these transactions.

  ii.  Disposition of Gurupi and junior equity investments

  On December 2, 2009, the company disposed of its Gurupi property in a sale to Jaguar Mining Inc. ("Jaguar") in exchange for 3.4 million common shares of Jaguar valued at $42.5 million on the date of sale. The Company retained its ownership in the adjacent Jiboia property. At the time of sale, the net book value for the Gurupi property

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  was $28.0 million. The Company recognized a gain on the disposition of Gurupi of $10.7 million, net of taxes of $3.3 million and transaction costs.

  Additionally, during 2009 the Company disposed of all or a portion of its equity interests in several junior mining companies for proceeds of $6.7 million, resulting in a gain of $3.2 million.

  iii.  Acquisition of Lobo-Marte

  On December 16, 2008, Kinross completed the acquisition of a 40% interest in Minera Santa Rosa SCM ("Minera") from certain subsidiaries of Anglo American plc for an aggregate purchase price of $141.1 million. Minera owns 100% of the Lobo-Marte gold project located in the Maricunga district of Chile, roughly midway between the Company's Maricunga and La Coipa mines. The acquisition was accounted for as an equity investment as at December 31, 2008 and includes transaction costs of $1.1 million.

  On January 7, 2009, Kinross completed the 100% acquisition of Minera through the acquisition of the remaining 60% interest from Teck Cominco Limited ("Teck") for net cash of $40 million, 5.6 million shares of Kinross and a 1.75% net smelter royalty on 60% of future production, payable when the gold price is $760 per ounce or more.

  As of January 7, 2009, the financial statements of Minera are being consolidated and the previously acquired 40% interest in Lobo-Marte accounted for as an equity investment as at December 31, 2008 of $141.1 million was reclassified to mineral interests.

  iv.  Acquisition of Aurelian

  Kinross acquired Aurelian Resources Inc. ("Aurelian") in 2008. On July 28, 2008, Kinross completed a purchase of 15 million Aurelian common shares pursuant to a private placement for a total subscription price of CAD$71.25 million, and concurrently mailed its offer and take-over bid circular to Aurelian shareholders. On September 30, 2008, Kinross acquired 94.29% of Aurelian's issued and outstanding common shares. Kinross immediately exercised its statutory rights under the Canada Business Corporation Act and compulsorily acquired the remaining common shares of Aurelian not deposited to the offer. Effective September 30, 2008, Aurelian became a wholly-owned subsidiary of Kinross. For each Aurelian common share, Kinross offered 0.317 of a Kinross common share, plus 0.1429 of a warrant, with each warrant entitling the holder to acquire one Kinross common share. The Kinross warrants have an exercise price of CAD$32.00 per Kinross common share and will expire in September 2013. Kinross issued 43.7 million shares, 4.1 million options and 19.7 million warrants pursuant to the transaction. Total consideration was $810 million which, net of cash acquired of $105 million, amounted to $705 million. The acquisition of Aurelian was accounted for as an asset purchase.

  v.  Disposal of Julietta

  Arian Resources Limited ("Arian"), a wholly-owned subsidiary of Kinross, entered into an Agreement dated August 8, 2008, with Yanskaya Mining and Geological Company ("Yanskaya"), a subsidiary of Dukat Mining and Geological Company. Yanskaya has purchased all of the shares held by Arian in Omsukchansk Mining and Geological Company ("OMGC"). The shares represent a 90% interest in OMGC whose assets include the Julietta mine in the Russian Federation. The Julietta mine was originally purchased as part of the Bema Gold Corporation acquisition on February 27, 2007. The purchase price was $20.0 million. Arian received an additional cash payment for finished goods and supplies in transit and all of OMGC's cash will be used to repay intercompany payables

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  owing to Arian and its affiliates immediately prior to closing. In addition, there are deferred payments based on gold prices in 2009 and 2010 and deferred payments in 2011 and 2012 of $5.0 million based on specified production. The deferred payments based on the gold price have been accounted for as an embedded derivative in the financial statements (see Note 8 for additional details), whereas the deferred payments based on specified production have not been recognized due to their contingent nature. Yanskaya has further agreed to make $12.0 million in expenditures at the Julietta mine between the date of closing and January 1, 2011. The transaction closed on August 16, 2008 and resulted in a gain of $3.0 million.

  vi.  Disposal of Kubaka

  On January 25, 2008 a wholly-owned subsidiary of the Company, Kinam Magadan Gold Corporation, completed the sale of its approximate 98.1% interest in OAO Omolon Gold Mining Company ("Omolon") to OAO Polymetal for a purchase price of $15.0 million, plus a variable royalty on future production from the Kubaka gold mine properties. The assets sold included the Kubaka gold mine and related mining licenses, located in the Magadan region in the far east of the Russian Federation. The Kubaka gold mine began commercial production in 1997 and ceased mining operations in 2005. A gain of $11.5 million was realized on this disposition.

  vii.  Acquisition of Louisiana Land and Exploration Company Royalty

  A royalty payment known as the Louisiana Land and Exploration Company Royalty ("LL&E Royalty") applies to Kinross' 50% interest in Round Mountain. The royalty rate is 3% of gross proceeds until the time that total royalty payments of $75.0 million are paid, and 1.5% thereafter. As at December 31, 2009, cumulative royalty payments total $69.1 million (December 31, 2008 – $66.0 million). On January 23, 2008, the Company purchased the LL&E royalty from ConocoPhillips. The purchase price was $26.5 million and the effective date of the purchase was January 1, 2008. On January 31, 2008, pursuant to the terms of the Round Mountain joint venture, the Company offered Barrick Gold Corporation ("Barrick") the opportunity to purchase 50% of the royalty, on a pro rata basis with Barrick's joint venture interest. On February 11, 2008, Barrick accepted the offer and the transaction closed on May 15, 2008 with an effective date of January 1, 2008.

  viii.  Hammond Reef Project Interest

  Kinross and Brett Resources Inc. ("Brett") entered into a purchase and sale agreement whereby Brett agreed to purchase Kinross' 40% interest in the Hammond Reef Project located near Atikokan, Ontario. Kinross and Brett were parties to an option agreement pursuant to which Brett earned a 60% interest in the project by incurring CAD$5 million in expenditures and issuing 1 million common shares to Kinross. In exchange for the 40% interest in the Hammond Reef Project, Kinross received 14 million Brett shares and a 2% net smelter returns royalty on future production from the property. The transaction closed on July 31, 2008. Following completion, Kinross held 17,095,313 common shares, representing approximately 26% of Brett's issued and outstanding common shares as at the closing date (see Note 5(vii)). In connection with the transaction, Brett and Kinross have entered into a strategic alliance whereby Brett will spend up to CAD$2 million over a three-year period exploring and acquiring properties of interest in British Columbia and the Yukon Territory, in which Kinross may elect to obtain a 50% interest. The transaction resulted in a gain of $12.2 million.

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  ix.  Acquisition of Bema Gold Corporation

  On February 27, 2007 ("Acquisition Date"), the Company completed the acquisition of 100% of the outstanding shares of Bema Gold Corporation ("Bema"). As this purchase was a business acquisition, with Kinross as the acquirer and Bema as the acquiree, results of operations of Bema have been consolidated with those of Kinross commencing on the Acquisition Date. As a result of the purchase, the primary assets that Kinross acquired were Bema's interests in the Maricunga mine (50%) in Chile, the Julietta mine (90%) in the Russian Federation, the Kupol gold and silver project (75% less one share) in the Russian Federation and the Cerro Casale property (49%) in Chile.

  In exchange for each Bema share, Bema shareholders received 0.4447 Kinross shares and CAD$0.01. Bema options were exchanged for Kinross replacement options that entitled the holder to acquire Kinross shares on the same basis as the exchange of Bema shares for Kinross shares. Upon exercising Bema warrants or Bema convertible notes, the holders of the warrants or notes will receive 0.4447 of a Kinross share and CAD$0.01, on the same basis as the exchange of Bema shares for Kinross shares.

  Total consideration paid of $2,888.2 million was based on the weighted average price of Kinross shares of $12.23 two days before, the day of, and two days subsequent to the announcement date of November 6, 2006.

  The purchase price was calculated as follows:

Common shares issued (216.0 million)	$2,642.1
Cash	4.2
Acquisition costs	38.4
Fair value of options and warrants issued	179.8
Fair value of equity component of convertible debt	23.7

Total purchase price	$2,888.2

KINROSS Annual Report 2009    101

  The following table sets forth the allocation of the purchase price to assets and liabilities acquired, based on estimates of fair value.

Purchase price allocation
Cash and cash equivalents	$50.0
Accounts receivable and other assets	33.7
Inventories	37.7
Property, plant and equipment (including mineral interests)	1,586.4
Unrealized fair value of derivative assets	11.4
Long-term investments	91.7
Other long-term assets	39.2
Accounts payable and accrued liabilities	(31.4)
Long-term debt, including current portion	(336.0)
Reclamation and remediation obligations, including current portion	(18.0)
Unrealized fair value of derivative liabilities	(220.8)
Future income and mining liabilities	(195.2)
Other long-term liabilities	(1.9)
Non-controlling interest	(17.2)
Goodwill	1,858.6

Total purchase price	$2,888.2

  See note 5(vi) for additional details.

  x.  Disposition of Lupin Mine

  On February 28, 2007, the Company and Wolfden Resources Inc. ("Wolfden") closed the agreement of June 19, 2006 whereby Kinross agreed to sell the Lupin mine in the Territory of Nunavut to Wolfden in exchange for Wolfden assuming certain of the mine's liabilities. Under the terms of this agreement, Wolfden acquired the mine and the related property and Kinross retired the letters of credit and promissory notes related to reclamation obligations at Lupin. Kinross has agreed to pay up to CAD$1.0 million for reclamation and closing of the tailings facility if the mill is restarted. Kinross has provided a CAD$3.0 million standby letter of credit to Wolfden in support of this obligation. Kinross has satisfied a term of the agreement whereby it reimbursed Wolfden for CAD$1.7 million of fuel costs in 2007. The agreement also provides that Kinross is to be paid a 1% royalty on future production if the price of gold exceeds $500 per ounce. The disposition resulted in a gain on sale of $6.5 million.

  xi.  Disposition of Haile Mine Assets

  On August 15, 2007, Kinross signed a definitive agreement to sell the assets of its wholly-owned subsidiary, Haile Mining Company Inc., to Romarco Minerals Inc. ("Romarco") and on October 16, 2007, the transaction closed. Romarco purchased the Haile mine assets and assumed various liabilities of the Haile mine including, among others, all environmental, mine closure, rehabilitation and reclamation liabilities and obligations. Kinross received 5,000,000 common shares in Romarco and pursuant to a royalty agreement ("the Royalty Agreement") between Romarco and Kinross, the Company is entitled to receive a royalty based on the Proven and Probable gold Reserves identified in the most current NI 43-101 compliant technical report prepared within 2 years of closing. Under the

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  terms of the Royalty Agreement, Kinross will receive $3 per ounce for proven and probable gold reserves identified in such technical report in excess of 1.0 million ounces. The Company will receive $5 per ounce for proven and probable gold reserves identified in such technical report in excess of 3.0 million to a maximum of 5.0 million ounces. The disposition resulted in a gain on sale of $1.4 million.

  xii.  Ixhuatan Project Option Agreement

  On October 22, 2007, the Company signed a definitive option agreement (the "Option Agreement") with a wholly owned subsidiary of Linear Gold Corp. ("Linear") to earn up to a 70% interest in Linear's Ixhuatan Project, located in Chiapas, Mexico (the "Project"). A $1.0 million transaction fee was paid to Linear upon execution of the Option Agreement. Under the terms of the Option Agreement, the Company agreed to fund $15.0 million of exploration expenditures within a 24 month period, which commenced on October 26, 2007. During 2009, the Company decided to terminate the Option Agreement. As a result, the Company recorded a liability of $3.4 million representing the Company's remaining commitment to fund exploration expenditures.

  xiii.  Disposition of Bell Creek Mine and Mill

  On December 18, 2007, the Porcupine Joint Venture ("PJV") sold the Bell Creek Mine and Mill to Lake Shore Gold Corp. The Company recognized a gain of $7.6 million, net of tax of $nil, as its share of the gain on sale.

  xiv.  Goldcorp Asset Purchase and Sale

  On December 21, 2007, the Company closed the asset swap transaction with Goldcorp pursuant to the purchase and sale agreement entered into on September 25, 2007, whereby the Company sold its 31.9% interest in Musselwhite and its 49.0% interest in PJV to Goldcorp. In exchange, the Company acquired Goldcorp's 50% interest in Compania Minera Mantos de Oro ("MDO"), thereby giving the Company a 100% interest in MDO which owns and operates the La Coipa mine in northern Chile. The Company also received a $204.3 million cash payment.

  As a result of this transaction, the acquired non-monetary assets have been recorded at fair value and a gain on the disposition of Musselwhite and PJV of $138.3 million was recorded.

  The purchase price of $350.3 million was calculated as the estimated fair value of the La Coipa mine and associated property plus cash consideration from Goldcorp of $204.3 million, including closing adjustments.

Purchase price allocation
Cash and cash equivalents	$227.3
Inventories	12.5
Other net liabilites	(39.5)
Property, plant and equipment (including mineral interests)	86.4
Land	10.6
Goodwill	53.0

Total purchase price	$350.3

KINROSS Annual Report 2009    103

  5. Consolidated financial statement details

  Consolidated Balance Sheets

  i.  Cash, cash equivalents and short-term investments:

	December 31, 2009	December 31, 2008

Cash on hand and balances with banks	$352.8	$334.5
Short-term deposits	244.6	156.1
Short-term investments	35.0	34.5

	$632.4	$525.1

  ii.  Accounts receivable and other assets:

	December 31, 2009	December 31, 2008

Trade receivables	$9.9	$3.0
Taxes recoverable	6.2	1.8
Prepaid expenses	26.7	43.5
VAT receivable	61.0	56.7
Other	31.7	21.5

	$135.5	$126.5

  iii.  Inventories:

	December 31, 2009	December 31, 2008

Ore in stockpiles (a)	$131.9	$72.4
Ore on leach pads (b)	32.9	16.8
In-process	26.1	23.2
Finished metal	80.6	74.9
Materials and supplies	395.1	311.5

	666.6	498.8
Long-term portion of ore in stockpiles and ore on leach pads (a),(b)	(112.2)	(61.7)

	$554.4	$437.1

  (a)
  Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months and is included in deferred charges and other long-term assets on the consolidated balance sheets. See deferred charges and other long-term assets, Note 5 (viii).

  (b)
  Ore on leach pads relates to the Company's Maricunga, Fort Knox and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Maricunga in 2025, Fort Knox in 2021 and Round Mountain in 2017.

KINROSS Annual Report    104

  iv.  Property, plant and equipment:

	December 31, 2009			December 31, 2008
	Cost (b)	Accumulated Depreciation	Net Book Value	Cost (b)	Accumulated Depreciation	Net Book Value

Property, plant and equipment (a),(c)

Producing properties	$3,232.3	$(1,023.6)	$2,208.7	$2,786.7	$(696.5)	$2,090.2

Mineral Interests
Producing properties (c)	$1,278.8	$(389.6)	$889.2	$1,278.8	$(265.6)	$1,013.2
Development properties (d)	801.2	–	801.2	511.2	–	511.2
Exploration properties (d)	1,090.8	–	1,090.8	1,133.4	–	1,133.4

	$3,170.8	$(389.6)	$2,781.2	$2,923.4	$(265.6)	$2,657.8

Total property, plant and equipment	$6,403.1	$(1,413.2)	$4,989.9	$5,710.1	$(962.1)	$4,748.0

  (a)
  Capitalized interest included within property, plant and equipment was $8.6 million and $30.6 million during the years ended December 31, 2009 and 2008, respectively. Interest capitalized during both periods related to capital expenditures at Fort Knox and Round Mountain.

  (b)
  Cost includes previously recorded adjustments for the impairment in the carrying value of property, plant and equipment.

  (c)
  Included in producing properties is $335.2 million (2008 – $163.3 million) related to assets that are not being depreciated, including: the construction of expansion projects, assets paid for but not yet received, and other assets that were in various stages of being readied for use.

  (d)
  The amount allocated to development and exploration properties relates to assets that are not being depreciated.

  v.  Capitalized stripping:

	December 31, 2009			December 31, 2008
	Round Mountain	Fort Knox	Total	Round Mountain	Fort Knox	Total

Balance at January 1,	$58.5	$29.6	$88.1	$44.6	$31.9	$76.5
Additions	20.4	32.6	53.0	24.1	14.8	38.9
Amortization (a)	(11.0)	(12.2)	(23.2)	(10.2)	(17.1)	(27.3)

Balance at December 31,	$67.9	$50.0	$117.9	$58.5	$29.6	$88.1

  (a)
  Amortization of capitalized stripping costs uses the UOP depreciation basis based on reserves that have not yet been produced that will benefit directly from the stripping activity.

KINROSS Annual Report 2009    105

  vi.  Goodwill:

  The Goodwill allocated to the Company's reporting units and included in the respective operating segment assets is shown in the table below:

	December 31, 2007	Allocation and Adjustment (a)	Impairment (c)	December 31, 2008	Allocation and Adjustment	Impairment (b)	December 31, 2009

Operating segments
Round Mountain	$58.7	$–	$–	$58.7	$–	$–	$58.7
Paracatu	65.5	–	–	65.5	–	–	65.5
La Coipa	124.4	–	–	124.4	–	–	124.4
Kettle River	20.9	–	–	20.9	–	–	20.9
Kupol (c)	–	827.2	(668.4)	158.8	–	–	158.8
Maricunga (c)	–	396.1	(220.2)	175.9	–	–	175.9
Crixás	38.0	–	–	38.0	–	–	38.0
Bema acquisition (a)	1,697.4	(1,697.4)	–	–	–	–	–
Other operations (b),(c)	9.9	635.3	(105.5)	539.7	(2.0)	–	537.7

Total	$2,014.8	$161.2	$(994.1)	$1,181.9	$(2.0)	$–	$1,179.9

  (a)
  These amounts reflect the final determination of goodwill on the Bema acquisition and allocation to specific acquired properties.

  (b)
  Included in other operations is goodwill allocated to Cerro Casale of $361.0 million, Quebrada Seca of $168.8 million and Jiboia of $7.9 million. In 2009, goodwill was reduced by $2.0 million as a result of the disposition of Gurupi.

  (c)
  In 2008, as part of the annual impairment test for goodwill, using the methodology described in note 2(viii), it was determined that the carrying value of goodwill at Kupol, Maricunga and Quebrada Seca, acquired through the acquisition of Bema, exceeded its fair value. The write-down of goodwill primarily relates to the application of the Company's accounting policy as it relates to the impairment testing of goodwill. As a result, the carrying amount of goodwill was written down to fair value. No impairment was recognized at December 31, 2007 as the purchase price allocation was not finalized until 2008. No impairment charges were recognized in 2009.

  vii.  Long-term investments:

  Long-term investments of $292.2 million (2008 – $185.9 million) include $53.2 million (2008 – $168.2 million) of investments accounted for using the equity method, $109.4 million accounted for as a Working Interest (2008 –

KINROSS Annual Report    106

  $nil) and $129.6 million (2008 – $17.7 million) of investments classified as available-for-sale, for which associated unrealized gains or losses are recorded in OCI.

		December 31, 2009	December 31, 2008

Available for sale investments	Note 8	$129.6	$17.7
Investment in shares and Working Interests carried on an equity basis		162.6	168.2

Long-term investments		$292.2	$185.9

	December 31, 2009		December 31, 2008
Available for sale investments	Fair Value	Gains (losses) in OCI	Fair Value	Gains (losses) in OCI

Securities in an unrealized gain position	$86.9	$51.4	$2.5	$2.2
Securities in an unrealized loss position	42.7	(4.9)	15.2	(3.7)

	$129.6	$46.5	$17.7	$(1.5)

Investment in shares and working interests	December 31, 2009
carried on an equity basis	Carrying Value	Market Value	% Ownership

Victoria Gold Corporation	$11.9	$28.2	22.3%
Consolidated Puma Minerals Corporation (a)	–	–	–
Brett Resources Inc. (b)	–	–	–
Harry Winston Diamond Corporation	41.3	146.0	19.9%

	53.2	174.2

Working Interest in Diavik Diamond mine	109.4

	$162.6

	December 31, 2008
	Carrying Value	Market Value	% Ownership

Victoria Gold Corporation	$9.2	$7.0	28.0%
Consolidated Puma Minerals Corporation (a)	2.9	2.2	34.6%
Lobo-Marte (c)	141.1	141.1	40.0%
Brett Resources Inc.	15.0	9.8	25.6%

	$168.2	$160.1

  (a)
  During 2009 as a result of the acquisition of Consolidated Puma by Sage Gold, the Company ceased equity accounting for its investment.

  (b)
  During the year, the Company ceased accounting for its investment in Brett Resources on an equity basis as the Company no longer has the ability to exert significant influence.

  (c)
  In January 2009, Kinross acquired the remaining 60% interest in Lobo-Marte. As a result, the previously held 40% interest was re-classified to mineral interests and the Company began consolidating the results.

KINROSS Annual Report 2009    107

  viii.  Deferred charges and other long-term assets:

	December 31, 2009	December 31, 2008

Long-term ore in stockpiles and on leach pads (a)	$112.2	$61.7
Deferred charges, net of amortization	1.3	1.8
Long-term receivables	41.4	28.8
Advances on the purchase of capital equipment	–	7.6
Deferred acquisition costs and other	3.5	4.3

	$158.4	$104.2

  (a)
  Ore in stockpiles and on leach pads represents low-grade material not scheduled for processing within the next twelve months at the Company's Fort Knox and Maricunga mines and its proportionate share of stockpiled ore at Round Mountain.

  ix.  Accounts payable and accrued liabilities:

	December 31, 2009	December 31, 2008

Trade payables	$92.5	$128.7
Accrued liabilities	150.9	83.9
Employee related accrued liabilities	45.1	25.4
Taxes payable	24.4	8.3

	$312.9	$246.3

  x.  Other long-term liabilities:

		December 31, 2009	December 31, 2008

Reclamation and remediation obligations	Note 10	$252.7	$236.8
Unrealized fair value of derivative liabilities	Note 8	212.8	166.0
Other long-term liabilities		77.5	183.8

		$543.0	$586.6

KINROSS Annual Report    108

  Consolidated Statements of Operations

  xi.  Other income (expense) – net:

	2009	2008	2007

Gain on sale of assets and investments – net	$16.2	$30.2	$184.6
Impairment of Investments (a)	–	(83.9)	(1.3)
Litigation reserve adjustment (b)	18.5	(19.1)	–
Interest income and other	9.2	21.7	15.2
Interest expense (c)	(19.1)	(74.6)	(6.8)
Foreign exchange gains (losses)	(91.0)	41.4	(36.4)
Net non-hedge derivative gains	2.9	41.6	34.3
Working Interest in Diavik Diamond Mine	(11.0)	–	–

	$(74.3)	$(42.7)	$189.6

  (a)
  During 2008, the Company wrote-down several available-for-sale and equity investments. The equity investments written down were acquired as part of the Bema acquisition and primarily related to Consolidated Puma Minerals, Pamodzi Gold and Victoria Gold as it was determined that the decline in fair value was other than temporary. In 2007, the Company determined that the decline in the market value of its holdings in Rolling Rock Resources Corporation, which was also acquired as part of the Bema acquisition was other-than-temporary.

  (b)
  See note 19 for additional details.

  (c)
  During 2009, $8.6 million (2008: $30.6 million, 2007: $31.4 million) of interest was capitalized to property, plant and equipment, respectively. See Note 5 (iv).

  xii.  Gain (loss) on sale of assets and investments – net:

	2009	2008	2007

Assets:
Goldcorp asset purchase and sale	$–	$–	$138.3
Gurupi	14.0	–	–
Haile Mine	–	–	1.4
Bell Creek mine	–	–	7.6
Hammond Reef prject	–	12.2	–
Julietta mine	–	3.0	–
Kubaka mine	–	11.5	–
Lupin mine	–	–	6.5
Investments:
Anatolia Minerals Developments Ltd.	–	–	30.7
St Andrew Goldfields	–	–	(2.0)
Other assets and investments	2.2	3.5	2.1

Total	$16.2	$30.2	$184.6

KINROSS Annual Report 2009    109

  xiii.  Equity income (losses) in associated companies – net:

	2009	2008	2007

Victoria Gold Corporation (formerly Victoria Resources Corporation)	$(2.7)	$(3.0)	$(1.1)
Pamodzi Gold Limited	–	(4.7)	(8.7)
Consolidated Puma Minerals Corporation	–	(1.1)	(0.9)
Rolling Rock Resources Corporation	–	0.1	(0.4)
Harry Winston Diamond Corporation	(5.1)	–	–
Brett Resources Inc.	(0.8)	–	–

	$(8.6)	$(8.7)	$(11.1)

  Supplemental cash flow information

  xiv.  Interest and income taxes paid:

	2009	2008	2007

Interest	$30.2	$49.7	$30.1
Income taxes	$166.3	$75.3	$21.4

  6. Accumulated other comprehensive loss

		December 31, 2009	December 31, 2008

Accumulated other comprehensive income (loss):
Investments (a),(b)		$43.8	$(1.6)
Financial derivatives (c),(d)	Note 8	(263.9)	(162.8)

Accumulated other comprehensive loss, end of the period		$(220.1)	$(164.4)

(a)
Includes cumulative translation adjustments of $1.7 million (2008 – $4.7 million)

(b)
Net of tax of $4.0 million (2008 – $nil)

(c)
Net of tax of $9.6 million (2008 – $18.9 million)

(d)
As a result of adopting EIC-173 (Note 3) on January 1, 2009, an adjustment of $1.6 million was made to Accumulated other comprehensive loss.

  7. Joint venture interests

The Company conducts a portion of its business through joint ventures where the venturers are bound by contractual arrangements establishing joint control over the ventures. The Company records its proportionate share of assets, liabilities, revenue and operating costs of the joint ventures.

As at December 31, 2009, the Company had a joint venture interest in Round Mountain, Crixás and Cerro Casale (see note 16 for additional details) after consideration of the disposal of the Company's interests in the PJV and Musselwhite in 2007.

KINROSS Annual Report    110

The following tables contain selected financial information on Kinross' share of participation for each of its participating operating joint ventures for the years ended December 31, 2009, 2008 and 2007.

Operating Joint Venture interests – 2009	Round Mountain	Crixás	Total
	(i)	(ii)

Metal sales	$210.0	$73.6	$283.6
Cost of sales	111.4	31.0	142.4
Accretion and reclamation expense	1.6	0.1	1.7
Depreciation, depletion and amortization	12.1	9.7	21.8
Exploration and business development	0.4	0.7	1.1
Other operating costs	0.4	6.2	6.6

Operating earnings	$84.1	$25.9	$110.0

Current assets	$31.3	$27.8	$59.1
Property, plant and equipment	146.7	66.8	213.5
Goodwill	58.7	38.0	96.7
Deferred charges and other long-term assets	11.4	2.2	13.6

	$248.1	$134.8	$382.9

Current liabilities	15.3	17.3	32.6
Long-term liabilities	19.1	24.0	43.1

	34.4	41.3	75.7

Net investment in joint ventures	$213.7	$93.5	$307.2

Cash flow provided from (used in):
Operating activities	$92.7	$30.0	$122.7

Investing activities	$(32.9)	$(25.1)	$(58.0)

Financing activities	$(57.6)	$(8.3)	$(65.9)

KINROSS Annual Report 2009    111

Operating Joint Venture interests – 2008	Round Mountain	Crixás	Total
	(i)	(ii)

Metal sales	$213.7	$75.3	$289.0
Cost of sales	112.9	26.2	139.1
Accretion and reclamation expense	1.1	0.4	1.5
Depreciation, depletion and amortization	22.2	10.7	32.9
Exploration and business development	0.7	2.1	2.8
Other operating costs	–	0.9	0.9

Operating earnings	$76.8	$35.0	$111.8

Current assets	$26.4	$31.4	$57.8
Property, plant and equipment	131.7	50.1	181.8
Goodwill	58.7	38.0	96.7
Deferred charges and other long-term assets	11.4	0.9	12.3

	$228.2	$120.4	$348.6

Current liabilities	19.6	14.1	33.7
Long-term liabilities	22.5	15.3	37.8

	42.1	29.4	71.5

Net investment in joint ventures	$186.1	$91.0	$277.1

Cash flow provided from (used in):
Operating activities	$95.7	$34.3	$130.0

Investing activities	$(77.5)	$(19.6)	$(97.1)

Financing activities	$–	$5.3	$5.3

Operating Joint Venture interests – 2007	Round Mountain	Crixás	Porcupine	Musselwhite	Total
	(i)	(ii)	(iii)	(iv)

Metal sales	$208.2	$66.2	$93.3	$47.1	$414.8
Cost of sales	94.9	24.9	66.9	32.6	219.3
Accretion	0.6	0.1	1.7	0.2	2.6
Depreciation, depletion and amortization	6.2	9.9	10.3	9.9	36.3
Exploration	1.4	1.1	5.1	0.9	8.5
Other operating costs	–	0.7	0.2	–	0.9

Operating earnings (loss)	$105.1	$29.5	$9.1	$3.5	$147.2

Cash flow provided from (used in):
Operating activities	$108.2	$28.9	$10.7	$9.8	$157.6

Investing activities	$(40.1)	$(11.1)	$(15.6)	$(12.1)	$(78.9)

Financing activities	$–	$–	$–	$–	$–

KINROSS Annual Report    112

  i.  Round Mountain

  The Company owns a 50% interest in the Smoky Valley Common Operation joint venture, which owns the Round Mountain mine, located in Nye County, Nevada, U.S.A. Under the joint venture agreement between the Company and Barrick, the Company is the operator.

  The Management Committee of the joint venture represents the joint venture partners, authorizes annual programs and budgets and approves major transactions prior to execution by site management. The joint venture owners are entitled to their pro-rata share of production and are obliged to make their pro-rata share of contributions as requested.

  ii.  Crixás

  The Company owns a 50% interest in Mineracao Serra Grande, S.A. ("MSG"), which owns the Crixás mine, located in central Brazil. Under the joint venture agreement, a wholly owned subsidiary of AngloGold Ashanti Limited is the operator.

  The Board of Directors of MSG approves annual programs and budgets, and authorizes major transactions prior to execution by site management. The joint venture participants are entitled to their pro-rata share of profits in the form of distributions and are obliged to make their pro-rata share of contributions if required.

  iii.  Porcupine

  As discussed in Note 4, the Company's 49% interest in the PJV in the Timmins area of Ontario, Canada was sold to Goldcorp on December 21, 2007. Results of operations of PJV reflect the Company's interest up to December 21, 2007.

  iv.  Musselwhite

  As discussed in Note 4, the Company's 31.9% interest in the Musselwhite joint venture, located in northwestern Ontario, Canada, was sold to Goldcorp on December 21, 2007. Results of operations of Musselwhite reflect the Company's interest up to December 21, 2007.

  v.  Cerro Casale

  The Company acquired a 49% interest in Cerro Casale through its acquisition of Bema on February 27, 2007. During 2009, the Company increased its ownership to 50% (see note 20).

  8. Financial instruments

The Company manages its exposure to changes in currency exchange rates, energy and interest rates by periodically entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company has gold and silver derivative instruments acquired with the Bema acquisition, primarily related to Kupol financing requirements. All of the Company's hedges are cash flow hedges. The Company applies hedge accounting whenever hedging relationships exist and have been documented.

KINROSS Annual Report 2009    113

  Fair values of financial instruments

  Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments and other accounts receivable, accounts payable and accrued liabilities, approximate fair values due to their short-term maturities.

  Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet date.

	December 31, 2009		December 31, 2008
	Asset/ (Liability) Fair Value (a)	AOCI (e)	Asset/ (Liability) Fair Value (a)	AOCI (e)

Interest rate contracts
Interest rate swap	$(8.3)	$(6.7)	$(12.0)	$(9.1)

	(8.3)	(6.7)	(12.0)	(9.1)

Currency contracts
Foreign currency forward contracts (b)	38.1	27.2	(64.3)	(47.7)

	38.1	27.2	(64.3)	(47.7)

Commodity contracts
Gold and silver forward contracts (c)	(332.8)	(285.3)	(176.8)	(97.4)
Gold contract related to Julietta sale	4.3	–	1.3	–
Energy forward contract (d)	1.3	0.9	(10.8)	(8.6)

Other contracts
Total return swap	(0.2)	–	1.0	–

	(327.4)	(284.4)	(185.3)	(106.0)

Total all contracts	$(297.6)	$(263.9)	$(261.6)	$(162.8)

  (a)
  Consists of unrealized fair value of derivative assets – current – $44.3 million (December 31, 2008 – $23.8 million), unrealized fair value of derivative assets – long-term – $1.9 million (December 31, 2008 – $8.7 million), current portion of unrealized fair value of derivative liabilities – $131.0 million (December 31, 2008 – $128.1 million), and unrealized fair value of derivative liabilities long-term – $212.8 million (December 31, 2008 – $166.0 million).

  (b)
  Included in the amount recorded in earnings in the year ended December 31, 2009 is a net gain of $0.5 million (December 31, 2008 – net loss of $0.6 million, December 31, 2007 – net gain of $0.1 million) that relates to foreign currency forward contracts and is recorded in other income (expense) – net. The entire amount recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

  (c)
  Included in the amount recorded in earnings in the year ended December 31, 2009 is a net gain of $0.9 million (December 31, 2008 – net loss of $nil, December 31, 2007 – net loss of $8.2 million) that relates to the ineffective portion of gold and silver forward contracts and is recorded in other income (expense) – net. The amount of $110.1 million of the total amount recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

  (d)
  The entire amount recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

  (e)
  AOCI refers to accumulated other comprehensive income (loss).

KINROSS Annual Report    114

  The fair value hierarchy established by CICA Handbook Section 3862 – Financial Instruments – Disclosures ("Section 3862") establishes three levels to classify the inputs to valuation techniques used to measure fair value and is harmonized with disclosure requirements included in ASC Subtopic 820-10 on financial instruments under US GAAP. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

  Assets (liabilities) measured at fair value on a recurring basis as at December 31, 2009 include:

	Level One	Level Two	Level Three	Aggregate Fair Value

Available-for-sale securities	$129.6	$–	$–	$129.6
Embedded derivatives	–	4.3	–	4.3
Derivative instruments	–	(301.9)	–	(301.9)

	$129.6	$(297.6)	$–	$(168.0)

  The valuation techniques that are used to measure fair value are as follows:

  Available-for-sale securities:

  The fair value of available-for-sale securities are determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy established by Section 3862.

  Derivative instruments:

  The fair value of derivative instruments is based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet dates and therefore derivative instruments are classified within Level 2 of the fair value hierarchy established by Section 3862.

  Embedded derivatives:

  The fair value of the embedded derivative related to the sale of the Julietta mine described in note 4(v) is derived from a formula which uses the forward price of gold and therefore embedded derivatives are classified within Level 2 of the fair value hierarchy established by Section 3862.

  Gold and silver price risk management

  From time to time, the Company may use spot deferred contracts and fixed forward contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may sell call options as part of its

KINROSS Annual Report 2009    115

  overall strategy of managing the risk of changing gold and silver prices or purchase put options to protect against the risk of falling prices.

  The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements. As a result of the acquisition of Bema in February 2007, the Company assumed gold and silver forward sales contracts, call options, and put options, primarily due to requirements related to the Kupol project financing.

  During 2009, the Company entered into gold forward contracts to purchase 109,500 ounces of gold at an average rate of $1,180.30 per ounce which mature in 2010. The purpose of these derivatives is to offset a portion of the above noted derivatives which were acquired as a result of the Bema acquisition in 2007. Commensurate with the engagement of these derivatives, the Company de-designated the hedging relationships and ceased hedge accounting for the 2010 maturities.

  During 2009, the Company purchased silver put contracts for 3,495,000 ounces of silver at an average cost of $13.00 per ounce on anticipated silver production at La Coipa. The Company also entered into sold silver collar contracts for 3,495,000 ounces of silver at an average cost of $17.20 per ounce. These contracts mature in 2010 and 2011.

  The Company's commodity price risk associated with financial instruments related to gold and silver primarily relates to changes in fair value of existing gold and silver contracts.

  The following represents the financial instruments' effect on pre-tax earnings and OCI before tax due to a 10% change in gold and silver prices, based on contracts held at December 31, 2009 at December 31, 2009 prices with all other variables unchanged. The sensitivity of the Company's financial instruments to commodity price changes is comprised of the commodity contracts described in this note.

	Price on Dec. 31, 2009	Change	Effect of gold and silver contracts on pre-tax earnings, gain (loss)	Effect of gold and silver contracts on OCI before tax, gain (loss)

Gold	$1,104.00	+10%	$(3.2)	$(52.9)
Gold	$1,104.00	-10%	$3.1	$53.2
Silver	$16.99	+10%	$(0.5)	$(16.4)
Silver	$16.99	-10%	$0.5	$16.2

  Gold and silver

  Under the terms of the Kupol project loan facilities, the Company is required to maintain gold and silver hedge contracts over the life of the loans in order to cover a portion of the mine's future operating and debt service costs. As a result, and as part of the acquisition of Bema in February 2007, the Company assumed gold and silver forward and option contracts related to the Kupol project as well as contracts relating to Julietta and Maricunga.

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  At December 31, 2009, the derivative contracts were outstanding:

(ounces in thousands)	2010	2011	2012	Total

Metals
Gold forward sell contracts (ounces)	219,000	319,660	74,075	612,735
Average price	$642.30	$621.24	$674.44	$635.20

Gold forward buy contracts (ounces)	109,500	–	–	109,500
Average price	$1,180.30	$–	$–	$1,180.30

Silver forward sell contracts (ounces 000's)	3,600	3,600	–	7,200
Average price	$10.71	$10.71	$–	$10.71

Silver forward buy contracts (ounces 000's)	–	–	–	–
Average price	$–	$–	$–	$–

Purchased silver put contracts (ounces 000's)	689	2,806	–	3,495
Average price	$13.00	$13.00	$–	$13.00

Sold silver collar contracts (ounces 000's)	689	2,806	–	3,495
Average price	$16.86	$17.29	$–	$17.20

Foreign currency
Brazil reias forward buy contracts (in millions of U.S. dollars)	120.0	–	–	120.0
Average price	$2.15	$–	$–	$2.15

Chilean pesos forward buy contracts (in millions of U.S. dollars)	24.0	–	–	24.0
Average price	$699.16	$–	$–	$699.16

Russian roubles forward buy contracts (in millions of U.S. dollars)	48.0	–	–	48.0
Average price	$34.93	$–	$–	$34.93

Canadian dollar forward buy contracts (in millions of U.S. dollars)	24.0	–	–	24.0
Average price	$1.05	$–	$–	$1.05

Energy
Oil forward buy contracts (barrels)	132,000	–	–	132,000
Average price	$72.50	$–	$–	$72.50

  Subsequent to December 31, 2009, the Company entered into an additional 91,250 forward purchase contracts at an average rate of $1,125.61 per ounce. These contracts mature in 2010. The Company has also purchased 107,220 ounces of gold at an average forward price of $1,085.39 for delivery in 2011.

  In addition to the gold contracts above, as a part of the sale of the Julietta mine described in note 4(v), a portion of the proceeds of sale is based on the future price of gold in 2009 and 2010. For accounting purposes, the conditional proceeds represent an embedded derivative. At December 31, 2009, the fair value of this embedded

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  derivative was $4.3 million (December 31, 2008 – $1.3 million). Changes in the fair value of this derivative are recorded in other income.

  Currency risk management

  The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Russian roubles, Chilean pesos and Brazilian reais. This risk is reduced, from time to time, through the use of foreign exchange forward contracts to lock in the exchange rates on future non-U.S. denominated currency cash outflows. The Company has entered into forward contracts to purchase the Canadian dollars, Brazilian reais, Chilean pesos and Russian roubles as part of this risk management strategy. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company does not actively manage this exposure.

  Impact of foreign exchange risk on net working capital:

	Canadian dollars	Brazilian reais	Chilean pesos	Russian roubles

Foreign currency net working asset (liability) in US$	$(30.4)	$2.3	$(31.6)	$13.4
Earnings (loss) from a 10% strengthening of the US$ on pre-tax earnings	$3.0	$(0.2)	$3.2	$(1.4)
Earnings (loss) from a 10% strengthening of the US$ on OCI before taxes (a)	–	–	–	–

  (a)
  As described in Note 2 (iii), the Company translates its monetary assets and liabilities into U.S. dollars at the rates of exchange at the consolidated balance sheet dates. Gains and losses on translation of foreign currencies are included in earnings.

  At December 31, 2009, with other variables unchanged, the following represents the effect of the Company's foreign exchange contracts on pre-tax earnings and OCI before tax from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, Russian rouble and Chilean peso.

	10% strengthening in U.S. dollar		10% weakening in U.S. dollar
	Effect of on pre-tax earnings, gain (loss) (a)	Effect on OCI before tax, gain (loss)	Effect of on pre-tax earnings, gain (loss) (a)	Effect on OCI before tax, gain (loss)

Canadian dollars	–	$(2.1)	–	$2.7
Brazilian reais	–	$(12.9)	–	$15.8
Chilean pesos	–	$(3.0)	–	$3.7
Russian roubles	–	$(4.9)	–	$6.0

  (a)
  Upon maturity of these contracts the amounts in OCI before taxes will reverse against hedged items the contracts relate to, which may be to earnings or property, plant and equipment.

KINROSS Annual Report    118

  Foreign currency

  At December 31, 2009, Kinross had outstanding fixed foreign exchange forward contracts maturing during 2010 to sell $24.0 million U.S. dollars, and purchase Canadian dollars at an average forward exchange rate of 1.05 Canadian dollars for one U.S. dollar. The unrealized gain on these contracts at December 31, 2009 was $0.1 million (December 31, 2008 – $0.8 million gain).

  At December 31, 2009, Kinross had outstanding fixed foreign exchange forward contracts maturing during 2010 to sell $120.0 million U.S. dollars, and purchase Brazilian reais at a rate of 2.15 Brazilian reais for one US dollar. The unrealized gain on these contracts at December 31, 2009 was $15.2 million (December 31, 2008 – $40.8 million loss).

  At December 31, 2009, Kinross had outstanding fixed foreign exchange forward contracts maturing during 2010 to sell $48.0 million U.S. dollars, and purchase Russian roubles at an average forward exchange rate of 34.93 Russian roubles for one U.S. dollar. The unrealized gain on these contracts at December 31, 2009 was $4.3 million (December 31, 2008 – $10.7 million loss).

  At December 31, 2009, Kinross had outstanding fixed foreign exchange forward contracts maturing during 2010 to sell $24.0 million U.S. dollars, and purchase Chilean pesos at an average forward exchange rate of 699.16 Chilean pesos for one U.S. dollar. The unrealized gain on these contracts at December 31, 2009 was $7.6 million (December 31, 2008 – $13.6 million loss).

  Subsequent to December 31, 2009, the Company entered into additional fixed foreign exchange forward contracts for:

  •
  $27.5 million USD at a rate of 1.9166 Brazilian reais which mature in 2010;

  •
  $55.8 million USD at a rate of 515.3 Chilean pesos maturing in 2010, and $30 million USD at a rate of 540.2 million Chilean pesos maturing in 2011;

  •
  $11.0 million USD at a rate of 30.36 Russian roubles maturing in 2010; and

  •
  $20.0 million USD at a rate of 1.075 Canadian dollars maturing 2010.

  Interest rate risks

  The Company is exposed to interest rate risk on its variable rate debt. As a result of the acquisition of Bema in February 2007, the Company assumed an interest rate swap, an interest rate cap and interest rate floor contract. During the first quarter of 2008, the Company entered into an interest rate swap for Rio Paracatu Mineracao ("RPM"), a 100% subsidiary of Kinross.

  At December 31, 2009 with other variables unchanged, a 50 basis point downward shift in the interest rate curve would decrease pre-tax earnings by $0.3 million and OCI before tax by $0.8 million, and a 50 basis point upward shift in the interest rate curve would increase pre-tax earnings by $0.3 million and OCI before tax by $0.8 million.

KINROSS Annual Report 2009    119

  Interest rates

  As part of the Kupol project financing, the Company has hedged its exposure to rising interest rates by entering into an interest rate swap, and purchasing an interest rate cap, which was financed by selling an interest rate floor. The Company has contracted to pay a fixed rate of interest of 4.4975% and receive a floating rate of interest on an interest rate swap with a notional amount that varies from $4.2 million up to $140.0 million over the life of the swap. The fair market value of the interest rate swap was a liability of $4.3 million as at December 31, 2009 ($6.5 million liability as at December 31, 2008).

  The interest rate cap has an exercise strike level of 6.37%, which is the maximum interest rate that the Company will pay on the notional amount underlying the cap. The interest rate floor has an exercise strike level of 4.75%, which is the minimum interest rate that will be paid on the notional amount. When floating U.S. dollar interest rates are between the cap and the floor, there is no settlement received or paid by the Company. The notional amount varies between $3.7 million and $70.0 million over the life of the loan. The fair value of the interest rate cap and floor was a liability of $2.8 million as at December 31, 2009 (December 31, 2008 – a liability of $4.0 million).

  During the first quarter of 2008, as part of the Rio Paracatu term loan, the Company entered into an interest rate swap to pay a fixed rate of 3.83% and receive a floating LIBOR rate plus 100 bps on a notional amount of $100 million which amortizes over the life of the loan. As at December 31, 2009, the fair market value was a liability of $1.2 million (December 31, 2008 – liability of $1.5 million).

  Silver lease rates

  During 2008, the Company settled its silver floating lease rate swaps prior to their maturity.

  Energy

  The Company is exposed to changes in crude oil prices through its consumption of diesel fuel, and the price of electricity in some electricity supply contracts. The Company entered into forward contracts that establish the price for some of the Company's diesel fuel consumption and manage the risk of fuel price increases. Diesel fuel is consumed in the operation of mobile equipment and electricity generation.

  As at December 31, 2009, the Company had purchased oil forward contracts for 132,000 barrels of Nymex Crude WTI during 2009 at an average price of $72.50 per barrel. The unrealized gain on these contracts at December 31, 2009 was $0.9 million (December 31, 2008 – $10.8 million loss).

  At December 31, 2009, with other variables unchanged, a 10% decrease in Nymex Crude WTI prices would not impact pre-tax earnings and would decrease OCI before tax by $1.1 million, and a 10% increase in Nymex Crude WTI prices would not impact pre-tax earnings and would increase OCI before tax by $1.1 million.

  Total return swap

  A total return swap (TRS) was engaged during the fourth quarter of 2008 as an economic hedge of the company's deferred share units (DSU). Under the terms of the TRS, a bank has the right to purchase Kinross shares in the marketplace as a hedge against the returns in the TRS. At December 31, 2009, 100% of the DSUs were hedged, although hedge accounting was not applied.

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  Liquidity risk

  The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances, and by utilizing its lines of credit. The Company's Treasury department continuously monitors and reviews both actual and forecasted cash flows.

  The contractual cash flow requirements for financial liabilities at December 31, 2009 are as follows:

	Total	Less than 2 years	More than 2, less than 3 years	More than 3, less than 5 years	More than 5 years

Long-term debt (a)	$930.9	$291.7	$171.8	$467.4	$–
Derivative liabilities	$297.6	$258.7	$31.6	$7.1	$0.2

  (a)
  Includes long-term debt, including the current portion, interest as well as obligations under letters of credit issued and the full face value of the Senior Convertible Notes.

  Credit risk management

  Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty based on that counterparty's credit rating. As at December 31, 2009, the Company's maximum exposure to credit risk was the carrying value of trade receivables, derivative assets, and taxes recoverable.

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  9. Long-term debt and credit facilities

				As at December 31, 2009				As at December 31, 2008
			Interest Rates	Nominal amount	Deferred Financing Costs	Carrying Amount (a)	Fair Value	Carrying Amount (a)	Fair Value

Corporate revolving credit facility	(i	)	Variable	$–	$–	$–	$–	$–	$–
Debt component, senior convertible notes	(iv	)	1.75%	402.6	–	402.6	403.1	386.3	346.8
Kupol project financing	(iii	)	Variable	158.4	–	158.4	157.9	360.0	360.0
Corporate term loan facility	(i	)	Variable	95.5	(3.5)	92.0	92.6	130.2	130.2
Paracatu capital leases	(ii	)	5.62%	31.8	–	31.8	32.2	41.3	41.3
Kupol IFC loan	(iii	)	Variable	–	–	–	–	19.8	19.8
Maricunga capital leases	(ii	)	6.04%	0.2	–	0.2	0.2	8.0	8.0
Kettle River–Buckhorn capital leases	(ii	)	7.70%	0.1	–	0.1	0.1	–	–
Crixás bank loan and other			Variable	7.1	–	7.1	7.1	5.3	5.3

				695.7	(3.5)	692.2	693.2	950.9	911.4
Less: current portion				(177.0)	–	(177.0)	(177.0)	(167.1)	(167.1)

Long-term debt				$518.7	$(3.5)	$515.2	$516.2	$783.8	$744.3

(a)
Includes transaction costs on debt financing.
	2009	2008	2007

Interest Incurred	(27.7)	(105.2)	(38.2)
Less: Amounts Capitalized	8.6	30.6	31.4

Interest Expense	$(19.1)	$(74.6)	$(6.8)

	2010	2011	2012	2013	2014	2015 and thereafter	Total

Corporate term loan facility	$36.4	$36.4	$22.7	$–	$–	$–	$95.5
Crixas bank loan	2.7	3.0	1.4	–	–	–	7.1
Paracatu capital leases	9.5	9.5	9.5	3.3	–	–	31.8
Maricunga capital leases	0.2	–	–	–	–	–	0.2
Kettle River–Buckhorn capital leases	0.1	–	–	–	–	–	0.1
Kupol Project Financing	128.1	30.3	–	–	–	–	158.4
IFC Loan	–	–	–	–	–	–	–
Convertible Debenture	–	–	–	402.6	–	–	402.6

Total long-term debt payable	$177.0	$79.2	$33.6	$405.9	$–	$–	$695.7

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  i.  Corporate revolving credit and term loan facilities

  In November 2009, the Company entered into an amended revolving credit facility which provides credit of $450.0 million on an unsecured basis and expires in November 2012. The term loan for the Paracatu property, which was part of the credit facility agreement the Company entered into in 2006, forms part of the amended revolving credit facility, and that credit will be available to the Company as the term loan is repaid. As at December 31, 2009, the Company had drawn $28.9 million on the amended revolving credit facility.

  The new credit agreement contains various covenants including limits on indebtedness, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $3,345.3 million starting September 30, 2009 and increasing by 50% of positive net income each quarter, an interest coverage ratio of at least 4.25:1, and net debt to EBITDA, as defined in the agreement, of no more than 3.5:1. The Company is in compliance with these covenants at December 31, 2009.

  Loan interest is variable, set at LIBOR plus an interest rate margin which is dependent on the ratio of the Company's net debt to EBITDA as defined in the agreement.

  The Company's current ratio of net debt to EBITDA, as defined in the agreement, is less than 1.50:1. At this ratio, interest charges are as follows:

Type of Credit	credit facility

Dollar based LIBOR loan	LIBOR plus 2.50%
Letters of credit	2.50%
Standby fee applicable to unused availability	0.75%

  Also in November 2009, the Company entered into a separate Letter of Credit guarantee facility with Export Development Canada for $125 million. Letters of credit guaranteed by this new facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn. Fees related to letters of credit under this facility are 1.00% to 1.25%. As at December 31, 2009, $96.4 million was outstanding under this facility.

  Prior to the amendment of the revolving credit facility, the Company had in place a revolving credit facility of $300.0 million and a $104.6 million term loan, under an agreement signed in 2006. The 2006 revolving credit facility supported the Company's liquidity and letters of credit requirements and, as amended in 2007, was to expire in August 2010. The purpose of the term loan was, and continues to be, to support the expansion program at the Paracatu mine in Brazil. The term loan expires in February 2012.

  Loan interest under the 2006 revolving credit facility agreement was variable, set at LIBOR plus an interest rate margin dependent on the ratio of the Company's net debt to operating cash flow, as defined under the agreement.

  The 2006 credit agreement contained various covenants that included limits on indebtedness, distributions, asset sales and liens. Significant financial covenants included a minimum tangible net worth of $700.0 million, an interest coverage ratio of at least 4.5:1, net debt to operating cash flow of no more than 3.0:1 and minimum Proven and Probable Reserves of 6 million gold equivalent ounces after repayment of the term loan. The financial covenants were based on the amounts recorded by the Company, less amounts recorded in EastWest Gold Corporation ("EastWest Gold"), a subsidiary of Kinross.

KINROSS Annual Report 2009    123

  ii.  Capital leases

  At December 31, 2009, the Company had equipment under capital lease totaling $32.1 million (December 31, 2008 – $49.3 million). Repayments on the capital leases end in 2013.

  The Company recorded interest expense related to the capital leases of $2.3 million, $2.2 million and $1.1 million for the years ended December 31, 2009, 2008 and 2007, respectively. The cost of the assets and the accumulated depreciation related to the capital leases is $73.8 million and $24.1 million, respectively as at December 31, 2009 (December 31, 2008 – $73.7 million and $17.7 million). The depreciation expense related to these assets in 2009 is $8.4 million (2008 – $6.6 million).

  Following is a schedule of future minimum lease payments required under these facilities:

  For the years ended December 31, 2009 and 2008, the capital lease obligations are as follows:

	2009	2008

2009	$–	$19.5
2010	11.4	11.8
2011	10.5	10.9
2012	10.0	10.3
2013	3.3	3.9
2014	–	–

Total minimum lease payments	$35.2	$56.4
Less amount representing interest	3.1	7.1

Present value of net minimum lease payments	$32.1	$49.3
Current portion of obligations under capital lease	9.7	17.3

	$22.4	$32.0

  iii.  Kupol project financing

  The Kupol project financing consists of a project loan ("Project Loan") with a syndicate of banks and previously consisted of a subordinated loan with the International Finance Corporation ("IFC"). The Project Loan and IFC loan were undertaken by the Company's 75% owned subsidiary, the Chukotka Mining and Geological Company ("CMGC").

  The Project Loan consists of two tranches totaling $400.0 million. Tranche A, for $150.0 million, matures June 30, 2013, and is from a group of multilateral and industry finance institutions, of which the mandated lead arrangers are Caterpillar Financial SARL, Export Development Canada, IFC, Bank of Tokyo and ING. As at December 31, 2009, $69.5 million (December 31, 2008 – $135.0 million) was outstanding on Tranche A. Tranche B is for $250.0 million, matures June 30, 2012, and was fully underwritten by the mandated lead arrangers, namely HVB and Société Générale Corporate & Investment Banking ("SG CIB") and as at December 31, 2009, $88.9 million (December 31, 2008 – $225.0 million) was outstanding. Both tranches of the Project Loan were drawn down on a pro rata basis and administered by HVB, as documentation and facility agent, and SG CIB, as technical and insurance agent.

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  Tranche A of the Project Loan has a seven-and-one half year term from drawdown, and Tranche B has a six-and-one half year term. The annual interest rate is: (a) LIBOR plus 2% prior to economic completion of the Kupol mine; (b) LIBOR plus 2.5% for two years after economic completion; and (c) LIBOR plus 3% for each remaining term (each rate is net of political risk insurance premiums). The Project Loan is collateralized against the Kupol Mine and was guaranteed by a subsidiary until economic completion was achieved, as defined by the loan agreements. The loan agreements include customary covenants for debt financings of this type including that EastWest Gold Corporation ("EastWest Gold", formerly known as Bema Gold), a subsidiary of Kinross, must maintain minimum liquidity to meet future capital expenditure requirements at Kupol. This liquidity requirement declines as capital expenditures are made. Kinross has agreed to assume the hedge contracts for the Kupol project in the event that the Kupol loan is accelerated, and the net mark-to-market position of all the hedge contracts is negative.

  Under the terms of the Kupol Project Loan there were two significant milestones that the project had to meet in order for the loan to become a non-recourse loan; Mechanical Completion, and Economic Completion. Mechanical Completion was achieved on September 30, 2008, and Economic completion was achieved on September 23, 2009.

  Having achieved economic completion, the Company was released from a guarantee that EastWest Gold had given the project lenders and the Company received back a $25 million letter of credit. The Company received consent from the lenders to allow it to complete a special cash distribution when economic completion was achieved. As part of the distribution, the Company was required to prepay a portion of the principal outstanding on the loan (approximately $89 million), and as a result, also paid a dividend (total dividend payment $102.6 million, Kinross' share $76.8 million).

  The Project Loan contains various covenants, including certain ratios of estimated future cash flows to total debt that are to be greater than 135% over the term of the loans and greater than 150% over the term of the project; debt coverage ratios of at least 115%; and the minimum Proven and Probable Reserves of at least 30% of the Proven and Probable Reserves as of the effective date of the Project Loan.

  The Company and its subsidiary are in compliance with these covenants at December 31, 2009.

  On March 20, 2009, 8.5 million Kinross share purchase warrants were converted into 3.8 million Kinross shares at a price of $6.61 plus CAD$0.01 per warrant. As a result, the balance outstanding on the IFC loan of $25 million (December 31, 2008 – $19.8 million) was assigned to EastWest Gold. As the loan is now of an intercompany nature, it is eliminated on consolidation. The $25 million was allocated to common shares commensurate with the issuance of the 3.8 million Kinross shares.

  As at December 31, 2009, cash of $22.2 million (December 31, 2008 – $10.3 million) has been restricted for payments related to the Project Loan.

  iv.  Senior convertible notes

  During January 2008, the Company completed a public offering of $460.0 million Senior Convertible Notes due March 15, 2028, each in the amount of one thousand dollars. The notes will pay interest semi-annually at a rate of 1.75% per annum. The notes will be convertible, at the holder's option, equivalent to a conversion price of $28.48 per share of common stock subject to adjustment. Kinross received net proceeds of $449.9 million from the

KINROSS Annual Report 2009    125

  offering of Convertible Notes, after payment of the commissions of the initial purchasers and expenses of the offering. The Convertible Notes are convertible into Kinross common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the event that (i) the market price of Kinross common shares exceeds 130% of the effective conversion price of the Convertible Notes, (ii) the trading price of the Convertible Notes falls below 98% of the amount equal to Kinross' then prevailing common share price, times the applicable conversion rate, (iii) the Convertible Notes are called for redemption, (iv) upon the occurrence of specified corporate transactions or (v) if Kinross common shares cease to be listed on a specified stock exchange or eligible for trading on an over-the-counter market. The Convertible Notes will also be convertible on and after December 15, 2027. The Convertible Senior Notes are redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date. Holders of the Convertible Notes will have the right to require Kinross to repurchase the Convertible Notes on March 15, 2013, 2018 and 2023, and, on or prior to March 20, 2013, upon certain fundamental changes. The redemption price will be equal to 100% of the principal amount of the Convertible Notes plus accrued and unpaid interest to the redemption date, if any.

  10. Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company's future obligation. The following table details the items that affect the reclamation and remediation obligations:

	December 31, 2009	December 31, 2008

Balance at January 1,	$246.8	$231.6
Additions resulting from acquisitions (a)	–	9.4
Reductions resulting from dispositions (b)	–	(13.4)
Reclamation spending	(12.5)	(10.5)
Accretion and reclamation expenses	19.3	24.7
Asset retirement cost	16.2	5.0

Balance at period end	269.8	246.8
Less: Current portion	(17.1)	(10.0)

Balance at period end	$252.7	$236.8

(a)
Reflects the 2008 adjustments to the purchase price allocation of Bema and the 2007 acquisition of Bema and the asset swap with Goldcorp.

(b)
Reflects the disposition of the Kubaka mine in January 2008, and the Julietta mine in August 2008.

KINROSS Annual Report    126

Included in the December 31, 2009 accretion expense is a $3.6 million reduction (2008 – $7.4 million charge) reflecting revised estimated fair values of costs that support the reclamation and remediation obligation for properties that have been closed. The undiscounted cash flows, before inflation adjustments, estimated to settle the reclamation and remediation obligations as at December 31, 2009 are approximately $470.5 million (2008 – $433.2 million). The majority of the expenditures are expected to occur from 2009 to 2040. The credit adjusted risk-free rates used in estimating the site restoration cost obligation were 9%, 9% and, 8% the inflation rate used was 2% for each of the years ended December 31, 2009, 2008 and 2007, respectively.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2009, letters of credit totaling $119.5 million (2008 – $115.1 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's revolving credit facility. Generally, financial assurance requirements associated with environmental regulations are becoming more restrictive. The Company believes it is in compliance with all applicable financial assurance requirements.

  11. Convertible preferred shares of subsidiary company

On April 26, 2002, the Company was named as a defendant in a Class Action Complaint filed in connection with a 2002 tender offer by Kinross Gold U.S.A., Inc. ("KGUSA") to purchase the Kinam Gold, Inc. ("Kinam") $3.75 Series B Convertible Preferred Stock (the "Kinam Preferred Shares") not then owned by KGUSA. In 2008, the parties entered into a memorandum of understanding to settle all claims in the litigation for an aggregate cash payment by the Company to the plaintiff class of $29.25 million, inclusive of any fees and costs, without admission of any fault or liability. The settlement was formally approved by the United States District Court of Nevada on January 29, 2009. All Kinam Preferred Shares held by persons other than KGUSA are now cancelled pursuant to the settlement. No further dividends will be payable on the Kinam Preferred Shares.

As a result of the above, the previous carrying value of $10.1 million, was reduced to $nil at during 2009.

KINROSS Annual Report 2009    127

  12. Common share capital and common share purchase warrants

The authorized share capital of the Company is comprised of an unlimited number of common shares. A summary of common share transactions are as follows:

	2009		2008		2007
	Number of shares (000's)	Amount $	shares (000's)	Amount $	shares (000's)	Amount $

Common shares
Balance, January 1,	659,438	$5,779.2	611,925	$5,085.6	362,704	$1,992.3
Issued (cancelled):
Equity issuance	24,035	396.4	–	–	–	–
On acquisition of Lobo-Marte	5,605	102.9	–	–	–	–
On acquisition of Bema	–	–	–	–	216,033	2,642.1
On acquisition of Aurelian	–	–	43,692	639.7	–	–
On acquisition of Crown	–	–	–	–	(27)	(0.4)
Under employee share purchase plan	225	4.4	187	3.4	167	2.4
Under stock option and restricted share plan	1,953	30.4	3,343	46.2	6,946	86.5
Under Aurelian options	918	15.1	246	3.8	–	–
Expiry of Echo Bay options	–	–	–	(0.1)	–	(0.1)
Conversions:
Under Bema options	65	0.8	–	–	–	–
Under Echo Bay options	6	0.1	–	–	–	–
Conversions:
Warrants (a)	3,782	57.7	45	0.6	19,428	281.2
Convertible notes (a)	–	–	–	–	6,674	81.6

Balance, December 31,	696,027	$6,387.0	659,438	$5,779.2	611,925	$5,085.6

Common share purchase warrants
Balance, January 1,	28,507	$93.8	8,856	$38.0	8,333	$9.4
On acquisition of Bema	–	–	–	–	20,085	141.9
On acquisition of Aurelian	–	–	19,696	56.0	–	–
Conversion of warrants	(3,782)	(32.7)	(45)	(0.2)	(19,428)	(113.1)
Expiry of warrants	–	–	–	–	(134)	(0.2)

Balance, December 31,	24,725	61.1	28,507	93.8	8,856	38.0

Total common share capital		$6,448.1		$5,873.0		$5,123.6

(a)
See below for discussion of common share purchase warrants.

On August 12, 2009, the Board of Directors declared a cash dividend of $0.05 per common share. A cash dividend of $0.04 per common share was declared on February 18, 2009. A cash dividend of $0.04 per common share was declared on February 21, 2008.

On February 17, 2010, the Board of Directors declared a cash dividend of $0.05 per common share.

KINROSS Annual Report    128

  Updated shareholders' rights plan

On February 26, 2009, the Company entered into a new shareholder rights plan (the "New Plan"). The New Plan ensures that Kinross and its shareholders continue to receive the benefits associated with Kinross' current shareholder rights plan (the "Old Plan") which expired on March 29, 2009. The New Plan has been adopted at this time to prevent any gap in shareholder protection and was effective on March 29, 2009. Subject to shareholder reconfirmation of the New Plan at Kinross' annual meetings in 2012 and 2015, the New Plan will be in effect until the ninth anniversary of the date on which it becomes effective.

As with the Old Plan, the New Plan is designed to provide adequate time for the Board of Directors and shareholders to assess an unsolicited take-over bid for Kinross, to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take-over bid and receive full and fair value for their Kinross common shares (the "Common Shares").

The rights issued under the New Plan will initially attach to and trade with the Common Shares and no separate certificates will be issued unless an event triggering these rights occurs. The rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20 percent or more of the outstanding Shares without complying with the "Permitted Bid" provisions of the New Plan or without approval of the Board of Directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase Common Shares at a 50 percent discount to the market price at the time.

Under the New Plan, a Permitted Bid is a bid which is made to all holders of the Common Shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50 percent of the outstanding Common Shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the Common Shares but must extend the bid for a further 10 days to allow other shareholders to tender.

  Common share purchase warrants

A summary of the status of the common share purchase warrants and changes during the year ended December 31, 2009 are as follows:

Canadian $ denominated common share purchase warrants

	(000's) (a)	Weighted average exercise price ($CDN)

Balance, January 1, 2009	24,392	$30.17
Issued	–	–
Exercised	–	–

Outstanding at December 31, 2009 (b)	24,392	$30.17

KINROSS Annual Report 2009    129

US $ denominated common share purchase warrants

	(000's) (a)	Weighted average exercise price ($)

Balance, January 1, 2009	4,115	$6.76
Issued	–	–
Exercised	(3,782)	6.61

Outstanding at December 31, 2009 (b)	333	$8.46

(a)
Represents share equivalents of warrants.

(b)
Includes 11.3 million Bema warrants outstanding that are convertible into 5.0 million Kinross shares plus CAD$0.01 per Bema warrant.

The following table summarizes information regarding the common share purchase warrants outstanding and exercisable at December 31, 2009:

Canadian $ denominated common share purchase warrants

Exercise price	Number oustanding (a)	Weighted average exercise price	Weighted average remaining contractual life

$22.48	4,697	$22.48	1.68
32.00	19,695	32.00	3.68

	24,392	$30.17	3.29

US $ denominated common share purchase warrants

Exercise price	Number oustanding (a)	Weighted average exercise price	Weighted average remaining contractual life

$6.30	222	$6.30	0.32
12.89	111	12.89	1.40

	333	$8.46	0.68

(a)
Represents share equivalents of warrants.

  Capital Management

Our objectives when managing capital are to:

•
Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment

•
Ensure the Company has the capital and capacity to support our long-term growth strategy

•
Provide investors with a superior rate of return on their invested capital

•
Ensure compliance with all bank covenant ratios

•
Minimize counterparty credit risk

KINROSS Annual Report    130

Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on the Company's long-term strategic business plan. Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets. Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

The Company's quantitative capital management objectives are largely driven by the requirements under its debt agreements and are noted in the tables below.

	December 31, 2009	December 31, 2008

Long-term debt	$515.2	$783.8
Current portion of long-term debt	$177.0	$167.1
Total debt	$692.2	$950.9
Common shareholders' equity	$5,559.5	$4,776.9
Gross debt/equity ratio	12.5%	19.9%
Company target	0 – 30%	0 – 30%

As at December 31, 2009, the Company revised one of its quantitative capital management objectives as a result of the amendments to its credit facility agreement (see Note 9). The revised objective is noted below:

December 31, 2009

Rolling 12 month EBITDA (a)	$1,104.20
Rolling 12 month Interest expense (b)	$27.7
Interest coverage ratio	39.86:1
Company target ratio	>4.25:1

(a)
EBITDA is a defined term under the Company's current credit facility agreement.

(b)
Interest expense includes interest expense reported in the financial statements in addition to capitalized interest.

As at December 31, 2008, the Company's quantitative capital management objective was as follows:

December 31, 2008

Operating cash flow:
Rolling 12 month cash flow provided from Operating Activities	$443.6
Add Back:
Rolling 12 month cash interest paid	$49.7
Rolling 12 month cash income tax paid	$75.3

Rolling 12 month operating cash flow	$568.6

Rolling 12 month cash interest paid	$49.7
Interest coverage ratio	11.4:1
Company target ratio	>5.0:1

KINROSS Annual Report 2009    131

  13. Stock-based compensation

Stock-based compensation recorded during the years ended December 31 was as follows:

	2009	2008	2007

Stock option plan expense	$11.1	$6.8	$3.5
Employer portion of share purchase plan	1.5	1.1	0.8
Restricted share plan expense, including restricted performance share plan	16.4	12.4	7.4
Deferred share unit plan expense	–	1.3	1.3

Total stock-based compensation expense	$29.0	$21.6	$13.0

  Share purchase plan

The Company has an Employee Share Purchase Plan whereby North American employees of the Company have the opportunity to contribute up to a maximum of 10% of their annual base salary to purchase common shares. Since 2004, the Company contributes 50% of the employees' contributions. The Company issues common shares equal to the employees' contribution and the Company's contribution from treasury each quarter. The common shares are purchased based on the weighted average price on the last twenty trading sessions prior to the end of the quarter. The number of shares issued by the Company and the average of the price per share for the years ending December 31 are as follows:

	2009	2008	2007

Common shares issued (000's)	225	187	167
Average price of shares issued	$19.33	$18.15	$14.29

  Restricted share unit plan

The Company has a Restricted Share Unit ("RSU") plan whereby restricted share units may be granted to employees, officers, directors and consultants of the Company. A restricted share unit is exercisable into one common share entitling the holder to acquire the common share for no additional consideration. Restricted share units vest over a three year period. The current maximum number of common shares issuable under the RSU plan is 8.0 million. A total of 1,145,000 restricted share units with a weighted average grant-date fair value of CAD$22.72 per unit were granted during the year ended December 31, 2009 (2008 – 896,000 at $21.93; 2007 – 1,084,000 at $13.91). There were 1,856,000 and 1,597,000 restricted share units granted and outstanding as at December 31, 2009 and 2008, respectively.

	2009	2008	2007
Restricted share units	(000's)	(000's)	(000's)

Balance January 1,	1,597	1,215	898
Granted	1,145	896	1,084
Reinvested	8	6	–
Redeemed	(714)	(453)	(646)
Forfeited	(180)	(67)	(121)

Outstanding at December 31,	1,856	1,597	1,215

KINROSS Annual Report    132

  Restricted performance share unit plan

In 2009, the Company implemented a restricted performance share unit plan ("RPSUs"). The RPSUs are subject to certain vesting requirements and vest after 35 months. The vesting requirements are based on certain criteria established by the Company. In 2009, 49,000 RPSUs were granted. As at December 31, 2009, 42,100 were outstanding.

  Deferred share unit plan

The Company has a deferred share unit ("DSU") plan for its outside directors that provides that each outside director receives, on the date in each quarter which is two business days following the publication by the Company of its earnings results for the previous quarter, or year in the case of the first quarter, that number of DSUs having a value equal to 50% of the compensation of the outside director for the current quarter. Each outside director can elect to receive a greater percentage of their compensation in DSUs, and an outside director who has exceeded a minimum DSU/common share ownership requirement may elect to receive cash for all or any portion of the compensation otherwise payable in DSUs. The number of DSUs granted to an outside director is based on the closing price of the Company's common shares on the Toronto Stock Exchange on the business day immediately preceding the date of grant. At such time as an outside director ceases to be a director, the Company will make a cash payment to the outside director, equal to the market value of a Kinross common share on the date of departure, multiplied by the number of DSUs held on that date. A total of 38,500 DSU's with a weighted average grant-date fair value of CAD$21.91 were granted during the year ended December 31, 2009 (2008 – 38,100 at $21.67 per unit; 2007 – 38,900 at $14.62 per unit). There were 220,000, 201,200 and 164,300 DSUs outstanding as at December 31, 2009, 2008 and 2007, respectively.

  Stock option plan

The Company has a stock option plan for officers and employees, enabling them to purchase common shares. The total number of options outstanding at any time cannot exceed 10% of the total number of outstanding common shares. Each option granted under the plan is for a maximum term of five years. One-third of the options are exercisable each year commencing one year after the date of grant. The exercise price is determined by the Company's Board of Directors at the time the option is granted, subject to regulatory approval and may not be less than the closing market price of the common shares on the last trading day prior to the grant of the option. The stock options outstanding at December 31, 2009 expire at various dates to 2013. As at December 31, 2009, 7,873,000 common shares, in addition to those outstanding at year end, were available for granting of options.

KINROSS Annual Report 2009    133

A summary of the status of the stock option plan and changes during the years ended December 31, 2009, 2008 and 2007, are as follows:

	2009		2008		2007
Canadian $ denominated options	(000's)	Weighted average exercise price	(000's)	Weighted average exercise price	(000's)	Weighted average exercise price

Balance January 1,	8,293	$16.22	5,948	$12.31	2,515	$12.53
Options issued on acquisition of Aurelian	–	–	4,125	14.84	–	–
Options issued on acquisition of Bema	–	–	–	–	8,193	8.75
Granted	1,500	22.95	1,500	22.58	1,903	15.30
Exercised	(2,229)	11.57	(3,136)	10.08	(6,299)	8.29
Forfeited	(372)	21.34	(144)	17.11	(364)	12.90

Outstanding at December 31,	7,192	$18.80	8,293	$16.22	5,948	$12.31

	2009		2008		2007
United States $ denominated options	(000's)	Weighted average exercise price	(000's)	Weighted average exercise price	(000's)	Weighted average exercise price

Balance January 1,	–	$–	1	$9.15	31	$22.40
Adjustments	–	–	–	–	–	–
Exercised	–	–	–	–	(1)	9.15
Forfeited	–	–	(1)	9.15	(29)	23.43

Outstanding at December 31,	–	$–	–	$–	1	$9.15

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2009:

		Options outstanding			Options exercisable
Exercise price range in Canadian dollars:		Number outstanding (000')	Weighted average exercise price	Weighted average remaining contractual life (years)	Number oustanding (000')	Weighted average exercise price	Weighted average remaining contractual life (years)

0.54	1.86	273	$0.55	1.09	273	$1.09	1.09
1.87	4.22	319	3.01	1.19	319	1.19	1.19
4.23	9.53	–	–	–	–	–	–
9.54	14.31	1,472	13.33	2.16	1,197	13.23	2.18
14.32	21.48	1,492	18.69	3.11	775	18.75	2.46
21.49	26.43	3,636	23.81	3.10	1,901	23.86	2.51

		7,192	$18.80	2.75	4,465	$17.21	2.23

KINROSS Annual Report    134

The following weighted average assumptions were used in computing the fair value of stock options granted during the last three fiscal years ended December 31:

	2009	2008	2007

Black-Scholes weighted-average assumptions
Expected dividend yield	0.36%	0.5%	0.0%
Expected volatility	50.4%	42.3%	37.3%
Risk-free interest rate	1.7%	2.9%	3.9%
Estimated forefiture rate	3.0%	3.0%	3.0%
Expected option life in years	3.5	3.2	3.5
Weighted average fair value per stock option granted CAD$	$8.54	$6.82	$4.95

  14. Earnings per share

Earnings per share ("EPS") has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options and common share purchase warrants are reflected in diluted earnings per share by application of the treasury method. In 2008, the Kinam Gold Inc. preferred shares and convertible notes were reflected in diluted earnings per share by application of the if-converted method. The following table details the weighted average number of outstanding common shares for the purposes of computing basic and diluted earnings per common share for the following periods:

(Number of common shares in thousands)	2009	2008	2007

Basic weighted average shares outstanding:	691,509	628,594	557,411
Weighted average shares dilution adjustments:
Dilutive stock options (a)	2,086	–	961
Restricted shares	1,884	–	1,190
Performance shares	41	–	–
Common share purchase warrants (a)	969	–	6,491

Diluted weighted average shares outstanding	696,489	628,594	566,053

Weighted average shares dilution adjustments – exclusions: (b)
Stock options	1,509	2,712	570
Common share purchase warrants	24,393	13,744	3,952
Kinam preferred shares	–	331	331
Convertible notes	16,152	22,737	–

(a)
Dilutive stock options and warrants were determined using the Company's average share price for the period. For the year ended December 31, 2009 the average share price used was $18.64 (2008: $nil, 2007: 14.26 per share).

(b)
These adjustments were excluded, as they were anti-dilutive for the years ended December 31, 2009, 2008, and 2007.

KINROSS Annual Report 2009    135

  15. Income and mining taxes

  i.  Income and mining taxes expense

  The following table shows the provision for income and mining taxes:

	2009	2008	2007

Income taxes
Current
Canada	$–	$–	$–
Foreign	(175.5)	(71.3)	(41.3)
Future
Foreign	29.7	(24.3)	(28.6)
Mining taxes
Current
Canada	–	0.1	(3.0)
Foreign	(3.2)	(2.0)	(3.7)
Future
Canada	–	–	4.5
Foreign	(1.8)	(3.6)	(1.7)

	$(150.8)	$(101.1)	$(73.8)

  The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

	2009		2008		2007

Combined statutory income tax rate	33.0%		33.5%		34.1%
Increase (decrease) resulting from:
Mining taxes	1.0%		(0.8%	)	0.9%
Resource allowance and depletion	0.0%		1.5%		(2.3%	)
Difference in foreign tax rates and foreign exchange on
future tax balances	(13.8%	)	7.8%		(6.9%	)
Benefit of losses not recognized	3.4%		(8.1%	)	(7.2%	)
Effect of non-deductible goodwill impairment	0.0%		(50.9%	)	0.0%
Other (a)	2.8%		1.5%		(0.9%	)

Effective tax rate	26.4%		(15.5%	)	17.7%

  (a)
  The other is primarily the income tax expense related to foreign exchange gains on US dollar intercompany and third party debt owing by Paracatu less the income tax recovery related to the Brazilian Federal Tax Amnesty program.

KINROSS Annual Report    136

  ii.  Future income taxes

  The following table summarizes the components of future income taxes:

	2009	2008

Future tax assets
Accrued expenses and other	$98.7	$91.8
Reclamation and remediation obligations	39.1	28.7
Alternative minimum tax credits	78.0	27.7
Non-capital loss carryforwards	216.5	256.7
Property, plant and equipment	95.4	93.8
Inventory capitalization	4.5	–
Valuation allowance	(310.7)	(267.7)

	221.5	231.0
Future tax liabilities
Accrued expenses and other	13.2	–
Property, plant and equipment	831.6	817.2
Inventory capitalization	1.3	2.2

Future tax liabilities – net	$624.6	$588.4

  iii.  Non-capital losses

  The following table summarizes the Company's non-capital losses that can be applied against future taxable income:

Country	Type	Amount	Expiry Date

Canada (a)	Net operating losses	284.9	2010 - 2029
United States (b)	Net operating losses	263.5	2010 - 2029
United States (b)	Alternative minimum tax	30.0	2010 - 2029
Chile	Net operating losses	241.3	No expiry
Mexico	Net operating losses	9.8	2019 - 2020
Brazil	Net operating losses	20.4	No expiry
Barbados	Net operating losses	65.7	2013 - 2019
Other	Net operating losses	1.3	2019

  (a)
  Approximately $24.0 million are limited in their deduction to income from specific operations.

  (b)
  Utilization of the U.S. loss carry forwards will be limited in any year as a result of previous changes in ownership.

KINROSS Annual Report 2009    137

  16. Segmented information

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company's primary mining operations are in the United States, Brazil, the Russian Federation, and Chile. The reported segments are those operations whose operating results are reviewed by the Chief Executive Officer and that pass certain quantitative measures. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses, or assets are reportable segments. Properties that are in development or have not reached commercial production levels are reported as non-operating segments. Properties that are under care and maintenance, are shut down and are in reclamation and non-mining and other operations are reported in Corporate and other.

The following tables set forth information by segment.

  Year ended December 31, 2009:

	Metal sales	Cost of sales (a)	Accretion	DD&A (b)	Exploration	Other (c)	Segment operating earnings (loss)	Capital expenditures	Segment assets – As at Dec. 31, 2009

Operating segments
Fort Knox	$261.0	$143.7	$1.7	$32.6	$2.4	$0.2	$80.4	$133.1	$434.2
Round Mountain	210.0	111.4	1.6	12.1	0.4	0.4	84.1	33.0	248.1
Kettle River–Buckhorn	182.0	53.6	2.9	64.6	3.9	(1.6)	58.6	30.3	332.8
Kupol	900.2	245.5	1.4	205.1	4.8	0.9	442.5	39.3	1,411.8
Paracatu	340.1	240.9	1.0	42.5	–	14.0	41.7	124.1	1,358.9
Crixás	73.6	31.0	0.1	9.7	0.7	6.2	25.9	25.2	134.8
La Coipa	216.4	97.6	8.5	57.5	6.3	4.2	42.3	18.8	436.8
Maricunga	228.8	123.4	0.5	19.3	0.2	2.2	83.2	42.5	537.5
Non-operating segments
Fruta del Norte	–	–	–	0.3	4.3	21.4	(26.0)	3.1	1,033.4
Cerro Casale	–	–	–	–	–	0.4	(0.4)	22.2	914.6
Corporate and other (d)	–	–	1.6	3.6	49.5	131.7	(186.4)	9.6	1,170.3

Total	$2,412.1	$1,047.1	$19.3	$447.3	$72.5	$180.0	$645.9	$481.2	$8,013.2

KINROSS Annual Report    138

  Year ended December 31, 2008:

	Metal sales	Cost of sales (a)	Accretion	DD&A (b)	Exploration	Other (c)	Impairment – Goodwill	Segment operating earnings (loss)	Capital expenditures	Segment assets – As at Dec. 31, 2008

Operating segments
Fort Knox	$290.3	$152.4	$1.2	$29.7	$2.7	$2.0	$–	$102.3	$126.6	$315.8
Round Mountain	213.7	112.9	1.1	22.2	0.7	–	–	76.8	36.9	228.2
Kettle River– Buckhorn	13.7	5.6	2.1	5.9	3.4	3.3	–	(6.6)	42.5	362.5
Kupol	433.2	116.8	0.9	121.6	5.4	–	668.4	(479.9)	102.4	1,476.3
Paracatu	161.4	82.4	1.2	16.3	–	(8.7)	–	70.2	329.2	1,241.0
Crixás	75.3	26.2	0.4	10.7	2.1	0.9	–	35.0	19.7	120.4
La Coipa	206.6	114.7	7.9	38.8	3.7	2.8	–	38.7	17.1	408.5
Maricunga	184.8	125.5	0.4	17.8	1.4	–	220.2	(180.5)	22.4	525.5
Julietta (f)	38.0	32.3	0.2	8.1	0.4	–	–	(3.0)	2.4	–
Non-operating segments
Fruta del Norte	–	–	–	–	0.4	4.4	–	(4.8)	–	1,043.3
Cerro Casale	–	–	–	–	–	0.1	–	(0.1)	10.9	884.8
Corporate and other (d)	–	–	9.3	2.7	38.8	103.4	105.5	(259.7)	4.6	781.2

Total	$1,617.0	$768.8	$24.7	$273.8	$59.0	$108.2	$994.1	$(611.6)	$714.7	$7,387.5

KINROSS Annual Report 2009    139

  Year ended December 31, 2007:

	Metal sales	Cost of sales (a)	Accretion	DD&A (b)	Exploration	Other (c)	Segment operating earnings (loss)	Capital expenditures

Operating segments
Fort Knox	$230.0	$113.9	$1.1	$32.2	$4.4	$1.1	$77.3	$30.0
Round Mountain	208.2	94.9	0.6	6.2	1.4	–	105.1	40.3
Kettle River–Buckhorn	–	–	(0.1)	0.1	1.6	6.4	(8.0)	43.0
Kupol	–	–	0.5	–	2.8	–	(3.3)	191.8
Paracatu	121.7	65.2	0.7	13.2	0.7	3.6	38.3	225.2
Crixás	66.2	24.9	0.1	9.9	1.1	0.7	29.5	11.7
La Coipa	134.7	52.1	1.1	19.6	2.7	0.5	58.7	5.2
Maricunga	144.6	91.7	0.3	11.9	1.2	–	39.5	6.4
Porcupine Joint Venture (g)	93.3	66.9	1.7	10.3	5.1	0.2	9.1	23.6
Musselwhite (g)	47.1	32.6	0.2	9.9	0.9	–	3.5	12.1
Julietta (f)	47.2	38.1	0.2	14.7	2.2	–	(8.0)	3.0
Non-operating segments
Fruta del Norte	–	–	–	–	–	–	–	–
Cerro Casale	–	–	–	–	0.2	–	(0.2)	2.4
Corporate and other (d)	–	–	4.5	1.3	23.0	85.8	(114.6)	6.4

Total	$1,093.0	$580.3	$10.9	$129.3	$47.3	$98.3	$226.9	$601.1

(a)
Cost of sales excludes accretion, depreciation, depletion and amortization.

(b)
Depreciation, depletion and amortization is referred to as "DD&A" in the tables above.

(c)
Other includes Other operating costs and General and administrative expenses.

(d)
Includes corporate, shutdown operations and other non-core operations.

(e)
The segment assets for Cerro Casale were adjusted in the first quarter of 2008 when the purchase price allocation was finalized.

(f)
Julietta was sold in August 2008.

(g)
Assets were disposed of as part of the swap with Goldcorp in December 2007.
	Metal sales			Property, plant & equipment
	For the years ended			December 31,	December 31,
	2009	2008	2007	2009	2008

Geographic information:
United States	$653.0	$517.7	$438.2	$730.4	$704.7
Russian Federation	900.2	471.2	47.2	707.5	866.6
Brazil	413.7	236.7	187.9	1,197.3	1,130.2
Chile	445.2	391.4	279.3	1,290.0	994.9
Canada	–	–	140.4	36.7	26.3
Ecuador	–	–	–	1,028.0	1,025.3

Total	$2,412.1	$1,617.0	$1,093.0	$4,989.9	$4,748.0

KINROSS Annual Report    140

The following table represents sales to individual customers exceeding 10% of annual metal sales:

	Metal Sales
	Year ended December 31,
Rank	2009	2008	2007

1	$1,187.6	$579.5	$244.3
2	300.7	244.0	182.0
3	250.5	195.8	150.5
4	–	165.3	120.7
5	–	118.6	118.5

Total	$1,738.8	$1,303.2	$816.0

% of total metal sales	72.0%	80.6%	74.7%

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide.

  17. Operating leases

The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. One of the operating leases for office facilities contains escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Future minimum lease payments required to meet obligations that have initial or remaining non-cancelable lease terms in excess of one year are $5.6 million, $6.3 million, $6.1 million, $5.2 million and $5.0 million for each year from 2010 to 2014, respectively, and $23.1 million thereafter.

  18. Related party transaction

There were no material related party transactions in 2009, 2008 and 2007.

  19. Contingencies

  General

Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

  Cerro Casale Contingency

The Company is obligated to pay $40 million to Barrick when a production decision is made relating to the Cerro Casale property. This contingent liability has been reduced, subsequent to year end, to $20 million (see Note 20).

KINROSS Annual Report 2009    141

  Other legal matters

The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

  Aurelian Warrant Litigation

This litigation was settled in September 2009, and the underlying actions were dismissed with prejudice in November 2009.

  Kinam Preferred Shares

During 2008, the Company entered into a memorandum of understanding to settle all claims related to the Kinam preferred share litigation in the amount of $29.25 million. As the Company previously held the preferred shares balance at $10.1 million, this resulted in a charge of $19.1 million for the year.

  Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules.

  Brazil

During 2009 the Brazilian federal legislature passed a tax amnesty program. A Brazilian taxpayer could agree to settle its federal tax debts resulting from an assessment of tax before December 1, 2009 at a discount. On November 27, 2009 the Company settled a significant portion of its Brazilian federal tax debts under this amnesty program resulting in a reduction in its other expense line in the income statement of $45.5 million.

In early August 2009, the Company's wholly-owned Brazilian subsidiary, Rio Paracatu Mineracao S.A. ("RPM"), the owner of Paracatu, received a tax assessment from the Brazilian federal tax authorities in the amount of $146 million, including penalties and interest of $82 million. The assessment denies deductions for goodwill claimed by RPM during 2005 through 2008. As at December 31, 2009 the Company has a future tax asset of approximately $74 million recorded in its financial statements in respect of the goodwill balance, the future deduction of which will depend on the outcome of the assessment. The Company has assessed the net tax benefit related to this item, concluding it appropriate. On September 1, 2009 the Company filed its administrative appeal of this assessment.

In late December 2008, Rio Paracatu Mineração ("RPM"), a wholly-owned Brazilian subsidiary of the Company, received a tax assessment from the Brazilian tax authorities in respect of its 2003 tax. This assessment is the result of the denial of a deduction for interest paid on certain debentures issued by such Brazilian subsidiary. On July 15, 2009 the Company received a similar assessment with respect to its 2004 tax year. On November 27, 2009 the Company settled these tax debt under the Brazilian tax amnesty program.

KINROSS Annual Report    142

Mineracao Serra Grande, S.A. ("MSG") which owns the Crixás mine, the Company's 50% joint venture with Anglogold Ashanti, received two tax reassessments since November 2003 from the Minas Gerais State and Goias State tax authorities. The reassessments disallowed the claiming of certain sales tax credits and assessed interest and penalties of which the Company's 50% share totals approximately $8.9 million (December 31, 2008 – $6.2 million). The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse effect on its financial position, results of operations or cash flows. This reassessment relates to the Crixás operating segment.

In December 2007, the Company's 100% owned Brazilian subsidiary, Kinross Participacoes Ltda. received a tax assessment from the Brazilian Federal tax authorities in the amount of $126.5 million (December 31, 2008 – $88.1 million), including penalties and interest in respect of alleged income taxes not withheld from a third party. The Company has appealed this assessment and believes that it has reasonable defences to the assessment. The Company is pursuing its indemnity rights from the third party in respect of the assessment.

In September 2005, MSG received assessments relating to payments of sales taxes on exported gold deliveries from tax inspectors for the State of Goias. The Company's share of the assessments is approximately $46.7 million (December 31, 2008 – $34.3 million). The counsel for MSG believes the suit is in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed. This reassessment relates to the Crixás operating segment.

In October 2006, MSG received an assessment from the State of Goias tax authorities relating to remittance of gold from Crixás to Nova Lima in Minas Gerais for export purposes. Since May 2006, the Goias State signed an authorization (TARE) to this procedure. The Company's share of this assessment is approximately $28.7 million (December 31, 2008 – $21.1 million). The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse affect on its financial position, results of operations or cash flows.

  20. Subsequent events

  Agreement to acquire the Dvoinoye deposit and the Vodorazdelnaya property

Kinross has now signed a definitive purchase agreement respecting the transaction announced on January 20, 2010 to acquire the high-grade Dvoinoye deposit and the Vodorazdelnaya property, both located approximately 90 km north of Kinross' Kupol operation in the Chukotka region of the Russian Far East. Kinross plans to develop Dvoinoye as an underground mine and process ore from Dvoinoye at the existing Kupol mill, pursuant to an ore purchase agreement with Kinross' 75% owned Chukotka Mining and Geological Company, the owner of the Kupol mine. Kinross expects the acquisition to leverage its existing Kupol facilities by eliminating the need for construction of an additional processing plant, and allowing for blending of Kupol ore with higher-grade Dvoinoye ore.

The transaction entails the indirect acquisition of 100% of the participatory interests in Northern Gold LLC and Regionruda LLC, the owners of the Dvoinoye and Vodorazdelnaya exploration and mining licenses. The total purchase price is $368 million, comprising $165 million in cash and approximately 10.56 million newly issued Kinross shares (with a market value of $203 million, as of market close on January 19, 2010). The shares to be issued by Kinross will be subject to a minimum hold period of four months after closing. The selling entities, who are related to Millhouse LLC, have expressed their intention to remain shareholders of Kinross for the foreseeable future.

Kinross expects to complete its due diligence on the transaction in March 2010, and expects the transaction to close by the third quarter of 2010.

KINROSS Annual Report 2009    143

  Agreement to sell one-half interest in Cerro Casale property

On February 17, 2010, Kinross entered into an agreement with Barrick Gold Corporation to sell one-half of its 50% interest in the Cerro Casale project in Chile to Barrick for a total value of $475 million, comprising $455 million in cash, plus the assumption by Barrick of a $20 million payment obligation contingent upon a production decision on the project, (see note 19).

KINROSS Annual Report    144

  MINERAL RESERVE AND MINERAL RESOURCE STATEMENT

  Proven and Probable Mineral Reserves

GOLD
PROVEN AND PROBABLE MINERAL RESERVES (1,3,5,6,7)
 Kinross Gold Corporation's Share at December 31, 2009

		Kinross	Proven			Probable			Proven and Probable
Property	Location	Interest (%)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)

North America
Fort Knox Area	USA	100.0%	150,776	0.39	1,879	102,169	0.55	1,813	252,945	0.45	3,692
Kettle River	USA	100.0%	13	21.60	9	1,688	13.82	750	1,701	13.88	759
Round Mountain Area	USA	50.0%	27,847	0.75	671	43,646	0.57	797	71,493	0.64	1,468

Subtotal			178,636	0.45	2,559	147,503	0.71	3,360	326,139	0.56	5,919

South America
Cerro Casale (10)	Chile	50.0%	115,775	0.64	2,383	490,667	0.58	9,202	606,442	0.59	11,585
Crixas (9)	Brazil	50.0%	2,063	3.58	237	860	3.99	110	2,923	3.70	347
La Coipa (11)	Chile	100.0%	19,926	1.32	844	6,642	1.23	263	26,568	1.30	1,107
Lobo Marte	Chile	100.0%	117,159	1.30	4,897	23,965	0.85	655	141,124	1.22	5,552
Maricunga Area	Chile	100.0%	141,469	0.76	3,475	139,323	0.65	2,928	280,792	0.71	6,403
Paracatu	Brazil	100.0%	837,948	0.40	10,712	482,938	0.44	6,760	1,320,886	0.41	17,472

Subtotal			1,234,340	0.57	22,548	1,144,395	0.54	19,918	2,378,735	0.56	42,466

Asia
Kupol	Russia	75.0%	1,199	15.81	610	4,919	12.36	1,955	6,118	13.04	2,565

Subtotal			1,199	15.81	610	4,919	12.36	1,955	6,118	13.04	2,565

Total Gold			1,414,175	0.57	25,717	1,296,817	0.61	25,233	2,710,992	0.58	50,950

KINROSS Annual Report 2009    145

SILVER
PROVEN AND PROBABLE MINERAL RESERVES (1,3,5,6,7)
 Kinross Gold Corporation's Share at December 31, 2009

		Kinross	Proven			Probable			Proven and Probable
Property	Location	Interest (%)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)

North America
Round Mountain Area	USA	50.0%	104	7.7	26	10,917	7.2	2,534	11,021	7.2	2,560

Subtotal			104	7.7	26	10,917	7.2	2,534	11,021	7.2	2,560

South America
Cerro Casale (10)	Chile	50.0%	115,775	1.9	6,988	490,667	1.4	22,376	606,442	1.5	29,364
La Coipa (11)	Chile	100.0%	19,926	49.0	31,417	6,642	30.6	6,527	26,568	44.4	37,944

Subtotal			135,701	8.8	38,405	497,309	1.8	28,903	633,010	3.3	67,308

Asia
Kupol	Russia	75.0%	1,199	203.5	7,845	4,919	159.1	25,165	6,118	167.8	33,010

Subtotal			1,199	203.5	7,845	4,919	159.1	25,165	6,118	167.8	33,010

Total Silver			137,004	10.5	46,276	513,145	3.4	56,602	650,149	4.9	102,878

COPPER
PROVEN AND PROBABLE MINERAL RESERVES (3,5,6,7)
 Kinross Gold Corporation's Share at December 31, 2009

		Kinross	Proven			Probable			Proven and Probable
Property	Location	Interest (%)	Tonnes (kt)	Grade (%)	Pounds (Mlb)	Tonnes (kt)	Grade (%)	Pounds (Mlb)	Tonnes (kt)	Grade (%)	Pounds (Mlb)

South America
Cerro Casale (10)	Chile	50.0%	115,775	0.19	481	490,667	0.22	2,410	606,442	0.22	2,891

Subtotal			115,775	0.19	481	490,667	0.22	2,410	606,442	0.22	2,891

Total Copper			115,775	0.19	481	490,667	0.22	2,410	606,442	0.22	2,891

KINROSS Annual Report    146

  Measured and Indicated Mineral Resources
  (excludes Proven and Probable Reserves)

GOLD
MEASURED AND INDICATED MINERAL RESOURCES
(EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,6,7,8)
 Kinross Gold Corporation's Share at December 31, 2009

		Kinross	Measured			Indicated			Measured and Indicated
Property	Location	Interest (%)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)

North America
Fort Knox Area	USA	100.0%	7,380	0.50	119	98,388	0.50	1,575	105,768	0.50	1,694
Round Mountain Area	USA	50.0%	9,580	0.98	302	30,257	0.65	636	39,837	0.73	938

Subtotal			16,960	0.77	421	128,645	0.53	2,211	145,605	0.56	2,632

South America
Cerro Casale (10)	Chile	50.0%	7,347	0.33	79	101,386	0.39	1,286	108,733	0.39	1,365
Crixas (9)	Brazil	50.0%	103	3.13	10	200	3.54	23	303	3.40	33
Fruta del Norte	Ecuador	100.0%	–	–	–	15,932	11.20	5,737	15,932	11.20	5,737
La Coipa (11)	Chile	100.0%	8,409	0.85	229	2,820	0.97	88	11,229	0.88	317
Lobo Marte	Chile	100.0%	10,860	0.99	345	9,231	0.82	245	20,091	0.91	590
Maricunga Area	Chile	100.0%	19,449	0.61	383	140,600	0.57	2,562	160,049	0.57	2,945
Paracatu	Brazil	100.0%	51,100	0.36	591	174,481	0.43	2,403	225,581	0.41	2,994

Subtotal			97,268	0.52	1,637	444,650	0.86	12,344	541,918	0.80	13,981

Asia
Kupol	Russia	75.0%	–	–	–	17	15.48	9	17	15.48	9

Subtotal			–	–	–	17	15.48	9	17	15.48	9

Total Gold			114,228	0.56	2,058	573,312	0.79	14,564	687,540	0.75	16,622

KINROSS Annual Report 2009    147

SILVER
MEASURED AND INDICATED MINERAL RESOURCES
(EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,6,7,8)
 Kinross Gold Corporation's Share at December 31, 2009

		Kinross	Measured			Indicated			Measured and Indicated
Property	Location	Interest (%)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)

North America
Round Mountain Area	USA	50.0%	9	9.8	3	1,296	7.2	301	1,305	7.2	304

Subtotal			9	9.8	3	1,296	7.2	301	1,305	7.2	304

South America
Cerro Casale (10)	Chile	50.0%	7,347	1.3	299	101,386	1.1	3,424	108,733	1.1	3,723
Fruta del Norte	Ecuador	100.0%	–	–	–	15,932	14.3	7,304	15,932	14.3	7,304
La Coipa (11)	Chile	100.0%	8,409	42.0	11,352	2,820	28.1	2,549	11,229	38.5	13,901

Subtotal			15,756	23.0	11,651	120,138	3.4	13,277	135,894	5.7	24,928

Asia
Kupol	Russia	75.0%	–	–	–	17	269.2	149	17	269.2	149

Subtotal			–	–	–	17	269.2	149	17	269.2	149

Total Silver			15,765	23.0	11,654	121,451	3.5	13,727	137,216	5.8	25,381

COPPER
MEASURED AND INDICATED MINERAL RESOURCES
(EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (3,4,7,8)
 Kinross Gold Corporation's Share at December 31, 2009

		Kinross	Measured			Indicated			Measured and Indicated
Property	Location	Interest (%)	Tonnes (kt)	Grade (%)	Pounds (Mlb)	Tonnes (kt)	Grade (%)	Pounds (Mlb)	Tonnes (kt)	Grade (%)	Pounds (Mlb)

South America
Cerro Casale (10)	Chile	50.0%	7,347	0.16	26	101,386	0.19	414	108,733	0.18	440

Subtotal			7,347	0.16	26	101,386	0.19	414	108,733	0.18	440

Total Copper			7,347	0.16	26	101,386	0.19	414	108,733	0.18	440

KINROSS Annual Report    148

  Inferred Mineral Resources

GOLD
INFERRED MINERAL RESOURCES (2,3,4,6,7,8)
 Kinross Gold Corporation's Share at December 31, 2009

		Kinross	Inferred
Property	Location	Interest (%)	Tonnes (kt)	Grade (g/t)	Ounces (koz)

North America
Fort Knox Area	USA	100.0%	12,755	0.55	226
Kettle River	USA	100.0%	282	11.22	102
Round Mountain Area	USA	50.0%	26,064	0.59	498

Subtotal			39,101	0.66	826

South America
Cerro Casale (10)	Chile	50.0%	221,939	0.37	2,660
Crixas (9)	Brazil	50.0%	3,281	5.23	552
Fruta del Norte	Ecuador	100.0%	24,306	7.85	6,135
La Coipa (11)	Chile	100.0%	1,178	0.91	34
Lobo Marte	Chile	100.0%	21,742	0.56	394
Maricunga Area	Chile	100.0%	207,868	0.48	3,183
Paracatu	Brazil	100.0%	74,195	0.47	1,129

Subtotal			554,509	0.79	14,087

Asia
Kupol	Russia	75.0%	2,985	13.81	1,325

Subtotal			2,985	13.81	1,325

Total Gold			596,595	0.85	16,238

KINROSS Annual Report 2009    149

SILVER
INFERRED MINERAL RESOURCES (2,3,4,6,7,8)
 Kinross Gold Corporation's Share at December 31, 2009

		Kinross	Inferred
Property	Location	Interest (%)	Tonnes (kt)	Grade (g/t)	Ounces (koz)

North America
Round Mountain Area	USA	50.0%	134	2.1	9

Subtotal			134	2.1	9

South America
Cerro Casale (10)	Chile	50.0%	221,939	1.1	7,607
Fruta del Norte	Ecuador	100.0%	24,306	10.1	7,908
La Coipa (11)	Chile	100.0%	1,178	36.4	1,380

Subtotal			247,423	2.1	16,895

Asia
Kupol	Russia	75.0%	2,985	179.4	17,223

Subtotal			2,985	179.4	17,223

Total Silver			250,542	4.2	34,127

COPPER
INFERRED MINERAL RESOURCES (3,4,8)
 Kinross Gold Corporation's Share at December 31, 2009

		Kinross	Inferred
Property	Location	Interest (%)	Tonnes (kt)	Grade (%)	Pounds (Mlb)

South America
Cerro Casale (10)	Chile	50.0%	221,939	0.19	937

Subtotal			221,939	0.19	937

Total Copper			221,939	0.19	937

  Mineral Reserve and Mineral Resource Statement Notes

(1)
Unless otherwise noted, the Company's mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of US$800 per ounce, a silver price of US$12.50 per ounce and a copper price of US$1.75 per pound. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserves are reported in contained units and are estimated based on the following foreign exchange rates:
Roubles to US$	32
Chilean Peso to US$	550
Brazilian Reais to US$	2.00
(2)
Unless otherwise noted, the Company's mineral resources are estimated using appropriate cut-off grades based on a gold price of US$875 per ounce, a silver price of US$13.75 per ounce, a copper price of US$2.25 per pound and the following foreign exchange rates:
Roubles to US$	32
Chilean Peso to US$	550
Brazilian Reais to US$	2.00
(3)
The Company's mineral reserves and mineral resources as at December 31, 2009 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards – For Mineral Resources and Mineral Reserves" in accordance with the requirements of National Instrument 43-101 "Standards of Disclosure for Mineral Projects" (the Instrument). Mineral reserve and mineral resource estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained.

KINROSS Annual Report    150

(4)
Cautionary note to U.S. investors concerning estimates of measured, indicated and inferred mineral resources. U.S. investors are advised that the terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by Canadian securities laws. These terms are not recognized by the U.S. Securities and Exchange Commission. U.S. investors should not assume that all or any part of mineral deposits in these categories will ever be converted into mineral reserves and that as compared with measured and indicated mineral resources, inferred mineral resources have a greater amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It should not be assumed that any part of an inferred mineral resource will ever be upgraded to a higher category.

(5)
The mineral reserves presented herein comply with the reserve categories of Industry Guide 7 published by the U.S. Securities and Exchange Commission except for mineral reserves at Lobo Marte, which estimates are based on a recently completed pre-feasibility study. For mineral reserves under the Instrument, a pre-feasibility study is sufficient, however for reserves under Industry Guide 7, a feasibility study is required.

(6)
The Company's mineral resource and mineral reserve estimates were prepared under the supervision of Mr. R. Henderson, P. Eng., an officer of Kinross, who is a qualified person as defined by the Instrument.

(7)
The Company's normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources. Independent data verification has not been performed.

(8)
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

(9)
The Crixas mine is operated by AngloGold Ashanti Ltd. Mineral reserves are reported based on a gold price of US$750 per ounce. Mineral resources are reported using a gold price of US$1,025 per ounce. Mineral resources and mineral reserves are reported using the following foreign exchange rate: Brazilian Reais to US$1.95.

(10)
Estimates for the Cerro Casale project are based on the feasibility study completed in 2009 by the joint venture. Mineral reserves and mineral resources are estimated using appropriate cut-off grades based on the following commodity prices and foreign exchange rates:

    Mineral reserves – Gold price of US$800 per ounce; Silver price of US$12.50 per ounce; Copper price of US$2.00 per pound

    Mineral resources – Gold price of US$900 per ounce; Silver price of US$14.50 per ounce; Copper price of US$2.25 per pound

    Chilean Peso to US$550

(11)
Includes mineral reserves and mineral resources from the Puren deposit in which the Company holds a 65% interest.

KINROSS Annual Report 2009    151

  Mineral Reserve and Mineral Resource Definitions

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

  A "Probable Mineral Reserve" is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

  A "Proven Mineral Reserve" is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

  An "Inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

  An "Indicated Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

  A "Measured Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

KINROSS Annual Report    152

  SUMMARIZED FIVE-YEAR REVIEW

	2009	2008	2007	2006	2005

Operating results (in millions of U.S. dollars)
Revenue	$2,412.1	$1,617.0	$1,093.0	$905.6	$725.5
Net earnings (loss) for the year	309.9	(807.2)	334.0	165.8	(216.0)
Cash flow provided from operating activities	785.6	443.6	341.2	292.0	133.7
Capital expenditures	481.2	714.7	601.1	202.9	142.4
Financial Position (in millions of U.S. dollars)
Cash, cash equivalents and short-term investments	$632.4	$525.1	$561.2	$154.1	$97.6
Working capital	752.9	573.4	526.3	85.3	64.0
Total assets	8,013.2	7,387.5	6,729.3	2,053.5	1,698.1
Long-term debt (including current portion)	692.2	950.9	564.1	89.9	159.3
Common shareholders' equity	5,559.5	4,776.9	4,837.8	1,468.0	1,076.1
Debt to capitalization	12%	20%	12%	6%	15%
Per share data (U.S. dollars)
Net earnings (loss) – basic	$0.45	$(1.28)	$0.60	$0.47	$(0.63)

  KINROSS SHARE TRADING DATA

	2009
	High	Low

TSX (Cdn dollars)
First quarter	$25.00	$18.40
Second quarter	$23.50	$16.52
Third quarter	$25.22	$19.80
Fourth quarter	$24.59	$18.72
NYSE (U.S. dollars)
First quarter	$19.64	$14.33
Second quarter	$20.98	$13.62
Third quarter	$23.65	$17.21
Fourth quarter	$23.91	$17.44

KINROSS Annual Report 2009    153

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MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS
CONSOLIDATED BALANCE SHEETS As at December 31,
CONSOLIDATED STATEMENTS OF OPERATIONS For the years ended December 31,
CONSOLIDATED STATEMENTS OF CASH FLOWS For the years ended December 31,
CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY For the year ended December 31,
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) For the years ended December 31,
NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2009, 2008 and 2007 (in millions of United States dollars)
MINERAL RESERVE AND MINERAL RESOURCE STATEMENT Proven and Probable Mineral Reserves
SUMMARIZED FIVE-YEAR REVIEW